Exhibit 99.3

FASF

November 7, 2005

Consolidated Financial Results

for the Interim Period of Fiscal 2005

(Six-Month Period Ended September 30, 2005)

Daiichi Pharmaceutical Co., Ltd.

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

Meeting of the Board of Directors: November 7, 2005

Parent company name: DAIICHI SANKYO COMPANY, LIMITED

Parent company shareholding in the Company: 100%

U.S. accounting standards: Not applicable

Consolidated Financial Results for the Interim Period of Fiscal 2005

(1) Consolidated Financial Results

	(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Interim period of fiscal 2005	165,667	4.1%	31,809	27.1%	32,818	25.4%
Interim period of fiscal 2004	159,139	(2.0)%	25,019	(5.4)%	26,175	(1.5)%

Fiscal 2004	328,534		56,063		57,320

	Net income		Basic net income per share	Diluted net income per share
	Millions of yen	Percent change	Yen	Yen
Interim period of fiscal 2005	17,594	63.5%	65.47	65.44
Interim period of fiscal 2004	10,762	(29.7)%	40.08	40.07

Fiscal 2004	37,175		137.95	137.90

Notes:

1.	Equity in earnings (losses) of affiliated companies accounted for using the equity method:

Interim period of fiscal 2005:	(¥242 million)
Interim period of fiscal 2004:	None
Fiscal 2004:	(¥399 million)

2.	Weighted-average number of common shares issued and outstanding during the period (consolidated):

Interim period of fiscal 2005:	268,739,197 shares
Interim period of fiscal 2004:	268,548,821 shares
Fiscal 2004:	268,481,535 shares

3. Changes in accounting policies: Yes
4.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding interim results in the previous fiscal years.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Interim period of fiscal 2005	568,987	471,362	82.8	1,749.55
Interim period of fiscal 2004	523,516	424,825	81.1	1,582.68
Fiscal 2004	546,555	448,563	82.1	1,670.71

Notes:

Total common shares issued and outstanding at the end of period (consolidated):

Interim period of fiscal 2005:	269,420,093 shares
Interim period of fiscal 2004:	268,420,559 shares
Fiscal 2004:	268,404,023 shares

(3) Consolidated Cash Flows

	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period of fiscal 2005	24,893	(14,312)	(4,784)	97,443
Interim period of fiscal 2004	17,363	(17,923)	(8,294)	81,640
Fiscal 2004	35,571	(21,989)	(12,369)	91,571

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	26
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	4

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries
(Increase)	0
(Decrease)	5 (including 3 due to mergers)

Equity method affiliates
(Increase)	2
(Decrease)	0

1. State of the Group

On September 28, 2005, Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited implemented a joint stock transfer and thereby created a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies have become wholly owned subsidiaries. Within this organizational structure, the Daiichi Group comprises of Daiichi Pharmaceutical Co., Ltd. (the Company), its 29 subsidiaries (including 26 consolidated subsidiaries and 3 unconsolidated subsidiaries) and 6 affiliated companies, for a total of 36 companies. The principal lines of business of Daiichi Group companies, the positioning of principal companies within the Group, and the operating and geographic segments to which each company belongs are shown below.

Operating Segments	Lines of Business	Principal Group Companies
Pharmaceuticals	Prescription drugs Diagnostic and radio- pharmaceuticals OTC drugs Veterinary and live- stock feed products	Japan

Daiichi Pharmaceutical Co., Ltd.

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Daiichi Pharmatech Co., Ltd.

Tokyo Iyaku Shiki Co., Ltd.

Nishimura Shiki Co., Ltd.

Daiichi Butsuryu Co., Ltd.

D. P. C. Medical Co., Ltd.

Kanto Daiichi Service Co., Ltd.

Unconsolidated subsidiary: 2 company; affiliated companies: 3

                Total 17 companies

Overseas

Daiichi Pharma Holdings, Inc.

Daiichi Pharmaceutical Corporation

Daiichi Medical Research, Inc.

Daiichi Pharmaceuticals UK Ltd.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

Daiichi Pharmaceutical Asia Ltd.

Daiichi Pharmaceutical Taiwan Ltd.

Daiichi Pharmaceutical Korea Co., Ltd.

Daiichi Pharmaceutical (Thailand) Ltd.

Laboratoires Daiichi Sanofi–Aventis

Daiichi Asubio Pharmaceuticals, Inc.

Daiichi Asubio Holdings, Inc.

Daiichi Asubio Medical Research Laboratories LLC

                Total 14 companies

Other Business	Fine chemical business Safety research business Other business	Japan	Daiichi Pure Chemicals Co., Ltd. Daiichi Fine Chemical Co., Ltd. Daiichi Jisho Co., Ltd. Other affiliated company: 1 Total 4 companies
		Overseas	Daiichi Fine Chemicals, Inc. Daiichi Fine Chemical Europe GmbH Unconsolidated subsidiary: 1 Total 3 companies

As of September 30, 2005

In Japan
Overseas
Customers (In Japan)
Customers (Overseas)
Pharmaceuticals
◎Daiichi Radioisotope Laboratories, Ltd. (Manufacturing and sale of radiological pharmaceuticals)
◎Saitama Daiichi Pharmaceutical Co., Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Suntory Pharma Co., Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Pharmatech Co. Ltd. (Manufacturing and sale of pharmaceuticals)
◎Tokyo Iyaku Shiki Co., Ltd.
◎Nishimura Shiki Co., Ltd.
(Manufacturing and sale of packaging materials)
◎Daiichi Butsuryu Co., Ltd. (Transportation and storage)
◎D. P. C. Medical Co., Ltd. (Promotional material services)
◎Kanto Daiichi Service Co., Ltd. (Security and equipment maintenance services)
☆Sanofi Pasteur-Daiichi Vaccines Co., Ltd.
Other ○Unconsolidated subsidiary: 1
☆Affiliated company:3
(Pharmaceutical research, development, and other activities)
◎Daiichi Pure Chemicals Co., Ltd. (Manufacturing and sales of diagnostics, test reagents, and fine chemical products as well as contracting of testing and research work on a commissioned basis)
Other business
◎Daiichi Fine Chemical Co., Ltd. (Manufacturing and sale of medicines, pharmaceutical and fine chemicals)
◎Daiichi Jisho Co., Ltd.
Other ☆Affiliated company: 1
(Real estate rentals and other services)
Daiichi Pharmaceutical Co., Ltd.
◎Daiichi Pharma Holdings, Inc.
◎Daiichi Pharmaceutical Corporation
◎Daiichi Medical Research, Inc.
(Sale, intermediary services, and research/development of pharmaceuticals)
◎Daiichi Asubio Pharmaceuticals, Inc.
◎Daiichi Asubio Holdings, Inc.
◎Daiichi Asubio Medical Research Laboratories LLC
(Pharmaceutical research and development)
◎Daiichi Pharmaceuticals UK Ltd. (Pharmaceutical research and development)
◎Daiichi Pharmaceutical (Beijing) Co., Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Pharmaceutical Asia Ltd. (Promotional services to medical institutions)
◎Daiichi Pharmaceutical Taiwan Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Pharmaceutical Korea Co., Ltd.
◎Daiichi Pharmaceutical (Thailand) Ltd.
(Import and sale, intermediary services for pharmaceuticals)
◎Laboratoires Daiichi Sanofi–Aventis
◎Daiichi Pharmaceutical (China) Co., Ltd.
(Pharmaceutical research and development)
Pharmaceuticals
◎Daiichi Fine Chemical Europe GmbH
◎Daiichi Fine Chemicals, Inc.
Other ○Unconsolidated subsidiary:1
(Import and sale of fine chemical products)
Other business
Supply of raw materials
Sale of products
Commissioning of test research and R&D
Other services
◎Consolidated subsidiary ○Unconsolidated subsidiary ☆Affiliated company

Note: Regarding the numbers of companies in each business classification, these numbers are calculated by including companies with operations in multiple business classifications in each of the relevant business classifications.

Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

(Millions of yen)

Name	Location	Capital or investment	Principal business operations	Percentage of voting rights held (%)	Details of Relationship
					Concurrently serving officers, etc.			Financial support	Operating transactions	Facilities leased
					Officers of the Company (persons)	Temporarily assigned (persons)	Transfers, etc. (persons)
Consolidated Subsidiaries

Daiichi Pure Chemicals Co., Ltd.	Chuo-ku, Tokyo	1,275	Pharmaceuticals business Other business	100	1	—	4	Facility-related loans and working capital	The Company purchases a portion of bulk pharmaceutical materials and diagnostics products, and also commissions testing and trials.	—
Daiichi Radioisotope Laboratories, Ltd. (Note 2)	Chuo-ku, Tokyo	1,400	Pharmaceuticals business	100 (17)	1	—	5	—	—	—

Daiichi Fine Chemical Co., Ltd.	Takaoka-shi, Toyama	2,276	Pharmaceuticals business Other business	100	1	—	2	Facility-related loans and working capital	The Company purchases bulk pharmaceutical materials.	—
Saitama Daiichi Pharmaceutical Co., Ltd.	Kasukabe-shi, Saitama	1,005	Pharmaceuticals business	100	2	—	4	—	The Company purchases pharmaceutical products.	—
Daiichi Suntory Pharma Co., Ltd. (Note 3)	Chiyoda-ku, Tokyo	11,000	Pharmaceuticals business	100	6	1	2	Facility-related loans and working capital	The Company purchases pharmaceutical products.	—
Daiichi Pharmatech Co., Ltd.	Chuo-ku, Tokyo	100	Pharmaceuticals business	100	—	—	5	Working capital	The Company purchases pharmaceutical products.	Manufacturing facilities and land
Daiichi Jisho Co., Ltd.	Chuo-ku, Tokyo	100	Other business	100	1	—	4	—	The Company commissions building administration, etc.	Business-use office space
Daiichi Butsuryu Co., Ltd.	Sumida-ku, Tokyo	50	Pharmaceuticals business	100	1	—	4	—	The Company commissions building administration, etc.	Business-use office space
D. P. C. Medical Co., Ltd.	Chuo-ku, Tokyo	50	Pharmaceuticals business	100	1	1	2	—	The Company purchases marketing and promotion materials.	—
Kanto Daiichi Service Co., Ltd.	Edogawa-ku, Tokyo	10	Pharmaceuticals business	100	—	—	4	—	The Company commissions security, equipment maintenance, etc.	Business-use office space
Daiichi Pharma Holdings, Inc.	New Jersey, U.S.	150 million U.S. dollars	Pharmaceuticals business	100	1	—	—	—	—	—
Daiichi Pharmaceutical Corporation (Note 2)	New Jersey, U.S.	1 U.S. dollar	Pharmaceuticals business	100 (100)	1	1	2	Working capital	The Company co-promotes the Company’s products	—
Daiichi Medical Research, Inc.	New Jersey, U.S.	2 U.S. dollars	Pharmaceuticals business	100 (100)	—	2	1	—	The Company commissions R&D	—
Daiichi Pharmaceuticals UK Ltd.	London, UK	400 thousand pounds	Pharmaceuticals business	100	—	—	2	—	The Company commissions R&D	—

Name	Location	Capital or investment	Principal business operations	Percentage of voting rights held (%)	Nature of relationship
					Concurrently serving officers, etc.			Financial support	Operating transactions	Facilities leased
					Officers of the Company (persons)	Temporarily assigned (persons)	Transfers, etc. (persons)
Daiichi Pharmaceutical (Beijing) Co., Ltd. (Note 5)	Beijing, China	53,800 thousand U.S. dollars	Pharmaceuticals business	100	1	6	1	Facility-related loans	The Company sells bulk pharmaceutical materials	—
Daiichi Pharmaceutical (China) Co., Ltd.	Beijing, China	10,000 thousand U.S. dollars	Pharmaceuticals business	100	—	3	1	—	The Company commissions R&D	—
Daiichi Pharmaceutical Asia Ltd.	Hong Kong, China	3,000 thousand HK dollars	Pharmaceuticals business	100	—	2	1	—	The Company commissions academic marketing promotion activities.	—
Daiichi Pharmaceutical Taiwan Ltd.	Taipei, Taiwan	80,000 thousand NT dollars	Pharmaceuticals business	100	1	2	2	—	The Company sells bulk pharmaceutical materials	—
Daiichi Pharmaceutical Korea Co., Ltd.	Seoul, Korea	3,000 million W	Pharmaceuticals business	70	1	1	3	—	Marketing of the Company’s products	—
Daiichi Pharmaceutical (Thailand) Ltd	Bangkok, Thailand	10,000 thousand baht	Pharmaceuticals business	100	—	1	3	—	Marketing of the Company’s products	—
Laboratoires Daiichi Sanofi–Aventis	Paris, France	154 thousand euros	Pharmaceuticals business	51	2	—	2	—	The Company commissions R&D	—
Daiichi Fine Chemicals, Inc. (Notes 2 and 6)	New York, U.S.	100 U.S. dollars	Other business	100 (100)	—	1	—	—	—	—

Daiichi Fine Chemical Europe GmbH (Note 2)	Dusseldorf, Germany	511 thousand euros	Other business	100 (100)	—	—	1	—	Marketing of the Company’s products	—

Daiichi Asubio Pharmaceuticals, Inc. (Note 2)	New Jersey, U.S.	1 U.S. dollar	Pharmaceuticals business	100 (100)	1	1	—	—	—	—

Daiichi Asubio Holdings, Inc.	Delaware, U.S.	6,000 thousand U.S. dollars	Pharmaceuticals business	100 (100)	1	—	—	—	—	—
Daiichi Asubio Medical Research Laboratories LLC (Notes 2 and 7)	Massachusetts, U.S.	3,000 thousand U.S. dollars	Pharmaceuticals business	100 (100)	1	—	—	—	—	—

Affiliated Companies Accounted for by the Equity Method

Sanofi-Pasteur-Daiichi Vaccines Co., Ltd.	Edogawa-ku, Tokyo	310	Pharmaceuticals business	50	3	1	1	Working capital	The Company commissions R&D	Lease of business-use office space
Laboratoires Daiichi Sanofi–Synthelabo	Shinjuku-ku, Tokyo	100	Pharmaceuticals business	49	4	1	2	Working capital	The Company commissions R&D	—
Tokyo Iyaku Shiki Co., Ltd. (Note 8)	Shimada-shi, Shizuoka	163	Pharmaceuticals business	30	—	—	4	—	The Company purchases packaging materials	—
Nishimura Shiki Co., Ltd. (Note 8)	Takatsuki-shi, Osaka	30	Pharmaceuticals business	30	—	—	3	—	The Company purchases packaging materials	—

Notes:

1.	The “Principal business operations” column contains the names of an operating segment to which the business operations are classified.
2.	Figures in parentheses within the “Percentage voting rights held” column represent indirect ownership held by the Company. Indirect ownership and voting rights in Daiichi Radioisotope Laboratories, Ltd., are owned by Daiichi Pure Chemicals Co., Ltd. Indirect ownership and voting rights in Daiichi Fine Chemicals, Inc., and Daiichi Fine Chemical Europe GmbH are owned by Daiichi Fine Chemical Co., Ltd. Indirect ownership and voting rights in Daiichi Asubio Pharmaceuticals, Inc., Daiichi Asubio Holdings, Inc., and Daiichi Asubio Medical Research Laboratories, LLC, are owned by Daiichi Suntory Pharma Co., Ltd. Indirect ownership and voting rights in Daiichi Pharmaceutical Corporation and Daiichi Medical Research, Inc., are owned by Daiichi Pharma Holdings, Inc.
3.	Daiichi Suntory Pharma Co., Ltd. merged with Daiichi Suntory Biomedical Research Ltd. as of April 1, 2005. In addition, on September 15, 2005, the Company purchased from Suntory Ltd. all of the remaining shares in Daiichi Suntory Pharma Co., Ltd., and thereby increased its voting interests in Daiichi Suntory Pharma Co., Ltd. to 100%. Further, as of October 1, 2005, the corporate name of Daiichi Suntory Pharma Co., Ltd. was changed to Daiichi Asubio Pharma Co., Ltd.
4.	On April 1, 2005, Daiichi Pharmatech Co., Ltd. took over the operations of the three factories—Osaka Factory, Shizuoka Factory, and Akita Factory—that had been spun-off from the Company. At the same time, Daiichi Pharmatech Co., Ltd. merged with two of the Company’s subsidiaries—Kansai Daiichi Service Co., Ltd. and Daiichi Technos Co., Ltd.
5.	This company is a significant subsidiary as defined in the regulations under the Securities Exchange Law of Japan.
6.	Daiichi Fine Chemicals, Inc. has decided to cease its operations in July 2005, and is currently in the process of liquidation.
7.	Daiichi Asubio Holdings, Inc. and Daiichi Asubio Medical Research Laboratories, LLC has decided to cease their operations in May 2005.
8.	The Company sold a portion of its shares in Tokyo Iyaku Shiki Co., Ltd. and Nishimura Shiki Co., Ltd. and reduced its voting interests in each of those companies to 30%. As a result, at the end of the current interim period, these two companies are classified as affiliated companies.
9.	Because the percentage of consolidated net sales accounted for by individual consolidated subsidiaries (excluding inter-company transactions among the consolidated companies) was less than 10%, selected financial information of subsidiaries has been omitted herein.

2. Management Policies

On September 28, 2005, the Company and Sankyo Company, Limited implemented a joint stock transfer and thereby created a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies have become wholly owned subsidiaries. For information on the Daiichi Sankyo Group’s principal management policies and corporate strategies, please refer to the DAIICHI SANKYO COMPANY’s report on the Consolidated Financial Results (“Kessan Tanshin”) for the interim period of fiscal 2005.

3. Results of Operations and Financial Position

I. Results of Operations

1. Overview of the Interim Period of Fiscal 2005

	(Millions of yen)
	Net sales	Operating income	Ordinary income	Net income
Interim period of fiscal 2004	159,139	25,019	26,175	10,762
Interim period of fiscal 2005	165,667	31,809	32,818	17,594

Change (%)	4.1	27.1	25.4	63.5

(1) Overview of Performance

During the current interim period, the world’s pharmaceutical markets were characterized by a further intensification of global competition amongst “global-mega” pharmaceutical companies in the areas of both new drug-related R&D and marketing activities. In Japan, the medical industry environment has continued to change, due to such factors as the reorganization of national university hospitals and other national hospitals into independent medical corporations. Under such environments, various measures intended to contain medical costs, including a growing application of the comprehensive hospital treatment evaluation system and an average 4.2% reduction in National Health Insurance (NHI) drug reimbursement prices implemented in April 2004, have caused the pharmaceutical market in Japan to remain depressed.

Despite such tough market conditions, the Daiichi Group has worked to expand the markets for its products while promoting appropriate drug use through a provision of information related to drug efficacy and safety. As a result, higher revenue from domestic sales of prescription drugs and an increase in bulk levofloxacin exports helped boost net sales to the interim record high level of ¥165,667 million, up 4.1% from the interim period in the previous fiscal year. Regarding profitability, increased expenses related to the expansion of global R&D programs and preparations for business integration with Sankyo Company, Limited were offset by the increase in revenues and the reductions in cost of sales due to the start of operations of Daiichi Pharmatech Co., Ltd. As a result, double-digit increase was achieved in operating income and ordinary income. Operating income totaled ¥31,809 million, up 27.1% from the previous interim period, and ordinary income amounted to ¥32,818 million, up 25.4% from the previous interim period. Net income surged by 63.5% from the previous interim period to ¥17,594 million, the record high level of net income for an interim six-month period.

The percentage of consolidated net sales derived from overseas operations was 21.7%.

(2) Segment Information

Operating segment

	(Millions of yen)
	Net sales			Operating income
Operating segment	Interim Fiscal 2004	Interim Fiscal 2005	Increase (Decrease)	Interim Fiscal 2004	Interim Fiscal 2005	Increase (Decrease)
Pharmaceuticals	150,761	158,093	7,331	28,915	36,271	7,356
Other	8,377	7,573	(803)	(186)	140	327
Subtotal	159,139	165,667	6,528	28,728	36,412	7,683
Eliminations	—	—	—	(3,708)	(4,603)	(894)
Consolidated	159,139	165,667	6,528	25,019	31,809	6,789

Note: Net sales are the amounts of sales to external customers.

Pharmaceuticals

<Prescription Drugs>

The continuing impact of measures intended to reduce healthcare spending has caused tough conditions in the domestic prescription drug market to persist. However, an increase was recorded in sales of such products as Cravit, a mainstay broad-spectrum oral antibacterial agent; Artist, a long-acting beta-blocker for treating high blood pressure, angina, and chronic cardiac insufficiency; Zyrtec, an anti-allergy agent; Mobic, a nonsteroidal anti-inflammatory agent; HANP, an agent for treating acute cardiac insufficiency; and Topotecin, an anticancer agent. As a result, total domestic prescription drug sales advanced by 6.2% from the previous interim period, to ¥104,815 million. Moreover, in June 2005, the Company began marketing Adenoscan, an adjunctive agent for myocardial scintigraphy imaging for which the government approval was obtained by Daiichi Suntory Pharma Co., Ltd.

Overseas prescription drug sales were positively affected by such factors as an increased bulk shipments of the antibacterial agent, levofloxacin, to the United States and Europe, a rise in patent licensing fees from principal licensees, and an increase in a U.S. subsidiary’s sales of FLOXIN Otic, an antibacterial quinolone solution for treating ear infections. Accordingly, overseas net sales of prescription drugs rose by 11.6% from the previous interim period to ¥33,006 million.

<Diagnostics and Radiopharmaceuticals>

Although measures aimed at containing medical costs and intensifying competition have kept the market conditions challenging, the Company recorded increased domestic sales and exports of diagnostics products. However, a decrease in sales of radiopharmaceuticals products caused total net sales of diagnostics and radiopharmaceutical products to decline by 2.8% from the previous interim period to ¥15,517 million.

<OTC Drugs>

Two new OTC drug products were launched in April 2005, but sales of two main OTC drug products—the hair-growth accelerator Karoyan Gush and the vitamin C product Cystina C—declined, due to such factors as the launch of new competing products by the competitors. Accordingly, OTC drug sales dropped by 24.7% from the previous interim period to ¥4,257 million.

Other Businesses

Although the profitability of fine chemicals operations was improved, a decrease in vitamin product sales primarily in North America and Europe and other factors caused net sales of fine chemical products to fall by 14.3% from the previous interim period to ¥5,624 million. Total net sales in the other businesses segment, including fine chemicals, declined by 9.6% from the previous interim period, to ¥7,573 million.

R&D Activities

By conducting research and development programs that enable the discovery of additional drug target molecules and the acquisition of innovative new drug “seeds,” Daiichi is seeking to continuously generate high-quality drug development candidates. For example, the Company is proceeding with a preclinical research program for DC-159a, a new quinolone drug candidate for treating a broad range of infections.

Regarding joint development initiatives, Daiichi is collaborating with U.S.-based UCSF Cancer Research Institute and U.S.-based Rigel Pharmaceuticals, Inc., in research aimed at developing molecularly targeted anti-cancer agents, and with Japan-based Kazusa DNA Research Institute and Celestar Lexico-Sciences, Inc. in research related to genomic drug discovery. All of these research programs are expected to facilitate new drug discovery. In March 2005, the Company and MediBIC ALLIANCE jointly established a drug development venture capital fund to facilitate the collection of promising technologies as well as the arrangement of collaborative research activities. Moreover, in September 2005, the Company reached an agreement with GE Healthcare (the healthcare division of U.S.-based General Electric Company) regarding R&D collaboration related to new imaging agents, and is engaged in R&D projects aimed at meeting potential therapeutic needs of patients in the Japanese market.

With respect to drug development operations, Daiichi Medical Research, Inc. in the United States has improved its drug evaluation capabilities and begun cooperation with Daiichi Group research facilities. Under this arrangement, the Company is conducting exploratory clinical research related to DU-176b and other oral factor-Xa inhibitors; DJ-927, a taxane derivative anti-cancer chemotherapeutic agent; DX-619 and other new quinolone compounds for treating drug-resistant infections; and DW-908e and other anti-allergy agents.

In Japan, Daiichi has applications pending for Plavix (clopidogrel sulfate), an antiplatelet agent; Sonazoid (DD-723), an ultrasonic contrast medium product; and KMD-3213 (silodosin), an agent for treating dysuria jointly developed with Kissei Pharmaceutical Co., Ltd. In addition, Aventis Pasteur-Daiichi Vaccines Co., Ltd. has an application pending in Japan for ActHIB, the first Haemophilus influenzae type b conjugate vaccine for pediatric use. Regarding Plavix, it has been agreed to transfer all marketing rights from Daiichi and the Daiichi’s joint venture with Sanofi-Aventis to Sanofi-Aventis Group Japan, but the Company and Sanofi-Aventis will continue to collaborate with respect to manufacturing and promotion. Regarding additional efficacies, Daiichi has applications pending for the anticancer agent Topotecin (irinotecan hydrochloride) for the additional efficacy on pancreatic cancer, and for the natural interferon beta agent Feron for the additional efficacy on hepatitis C -induced liver cirrhosis. In April 2005, an approval was received for the anti-spasticity agent Gabalon Intrathecal Injection (continuous administration of baclofen into the intrathecal cavity) developed as an orphan drug (an agent for rare diseases), and an application was submitted to expand the efficacy to include pediatric applications in May 2005.

Other noteworthy products under development pipelines include DU-6859a (sitafloxacin), a quinolone antibacterial agent that was discovered and developed in-house, and HGF DNA plasmid, an agent for treating peripheral artery disease and ischemic heart disease, for which exclusive marketing rights in Japan, the United States, and Europe have been obtained from AnGes MG, Inc.

Daiichi Suntory Pharma Co., Ltd. is proceeding with domestic clinical trials of SUN Y7017 (memantine hydrochloride), an agent for treating Alzheimer’s disease.

Regarding OTC products, Daiichi has conducted clinical testing of an orally administered tranexamic acid preparation designed to reduce skin wrinkles and confirmed the preparation’s efficacy based on objective evaluations.

Manufacturing and Technologies

In April 2005, Daiichi Pharmatech Co., Ltd. began full-scale operations, took over the operations of the three of the Company’s domestic manufacturing facilities and merged with Kansai Daiichi Service Co., Ltd. and Daiichi Technos Co., Ltd. with goals of improving quality and technology levels, ensuring stable product supplies, and achieving further cost reductions. In July 2005, as part of its strategy of maintaining distribution quality while reducing the costs, the Company completed the closing of the Sapporo Distribution Center and transfer of that facility’s functions to the Tokyo Distribution Center. In order to realize considerable reduction in cost of sales, the Daiichi Group has been working to shift to a new levofloxacin manufacturing method involving a new synthesis technology. Having completed the transition with respect to levofloxacin exported to the United States during the previous fiscal year, the Daiichi Group began an effort to complete the transition with respect to levofloxacin exported to Europe during the current interim period.

In October 2005, Daiichi Asubio Pharma Co., Ltd. completed the construction of a bio bulk manufacturing facility at its Chiyoda Pharma Factory that is designed to meet growing demands of HANP injectable 1000 as well as other newly developed products.

Group-wide Initiatives

Regarding structural reforms, the Daiichi Group has moved forward with an effort to create a slim and strong group business structure. This effort has resulted in the consolidation of Group drug discovery functions, the transfer of veterinary and livestock feed products business to a company outside the Group, the establishment of Daiichi Pharmatech Co., Ltd. to handle manufacturing functions, the closing and consolidation of distribution bases, and other achievements. In preparation for the integration of operations with Sankyo Company, Limited in April 2007, the Daiichi Group will continue to implement such other measures, with the objective of establishing the best and competitively strong Group structure.

Regarding moves to introduce and upgrade the electronic information systems, the Company has been proceeding with the introduction of enterprise resource planning (ERP) systems at major domestic Group companies. The Company is currently working on an implementation of the supply-chain management systems, and a manufacturing administration function of the systems at Daiichi Radioisotope Laboratories, Ltd., began its full-scale operations in May 2005.

II. Financial Position

1. Overview of the Interim Period of Fiscal 2005

	(Millions of yen)
Accounting Items	Interim period of fiscal 2004	Interim period of fiscal 2005	Change
Net cash flows from operating activities	17,363	24,893	7,529
Net cash flows from investing activities	(17,923)	(14,312)	3,610
Net cash flows from financing activities	(8,294)	(4,784)	3,510
Effect of exchange rate changes on cash and cash equivalents	147	84	(63)
Net increase (decrease) in cash and cash equivalents	(8,706)	5,871	14,578
Cash and cash equivalents at end of period	81,640	97,443	15,803

Net cash provided by operating activities amounted to ¥24,893 million, up ¥7,529 million from the previous interim period. This reflected an increase in income before income taxes partially offset by a rise in working capital and expenditures related to the restructuring of the retirement benefit systems.

Net cash used in investing activities totaled ¥14,312 million, down ¥3,610 million from the previous interim period. This change reflected such cash payments as one for an acquisition of minority shares which was partially funded by the redemption of bonds with maturities exceeding three months.

Net cash used in financing activities amounted to ¥4,784 million, down ¥3,510 million from the previous interim period. Although cash dividends were increased in the current interim period with a goal of improving shareholder returns, the decrease reflected the acquisition of treasury stock in April 2004.

As a result, total cash and cash equivalents at the end of the interim period were ¥97,443 million, up ¥5,871 million from the previous interim period.

<Principal Financial Indicators>

	Fiscal 2003		Fiscal 2004		Fiscal 2005
	Interim	Year-end	Interim	Year-end	Interim
Shareholders’ equity ratio (%)	80.2	80.9	81.1	82.1	82.8
Debt redemption period (years)	0.00	0.00	0.00	0.00	0.0
Interest coverage ratio (times)	51,154.8	48,280.4	46,317.8	51,372.9	92,421.8

Notes:

1.	Shareholders’ equity ratio = total shareholders’ equity/total assets
2.	Interest-bearing debt ratio (annualized) = interest-bearing debt/cash flows from operating activities
3.	Interest coverage ratio = cash flows from operating activities/interest paid
4.	All indicators in the above table are calculated based on a consolidated basis.
5.	Interest-bearing debt includes all consolidated balance sheets liabilities which are subject to an interest payment.
6.	Cash flows from operating activities equals the amount of operating cash flows in the consolidated statements of cash flows less the amounts of “interest paid” and “income taxes paid”.
7.	Interest paid equals the “interest paid” included in the consolidated statements of cash flows.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

		(Millions of yen)
	See Note	As of September 30, 2004			As of September 30, 2005			As of March 31, 2005
		Amount		%	Amount		%	Amount		%
ASSETS

I Current assets:
1. Cash and time deposits			15,189			15,569			16,395
2. Trade notes and accounts receivable			81,519			87,155			88,168
3. Marketable securities			98,111			105,960			107,514
4. Parent company stock			—			6,049			—
5. Mortgage-backed securities			20,000			18,000			20,000
6. Inventories			39,117			35,347			40,486
7. Deferred tax assets			18,744			12,738			13,826
8. Other current assets			11,800			20,041			13,496
Allowance for doubtful accounts			(264)			(43)			(50)

Total current assets			284,218	54.3		300,819	52.9		299,836	54.9

II Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	*1	141,599			142,285			141,983
Less accumulated depreciation		84,757	56,841		87,566	54,718		86,013	55,969

(2) Machinery, equipment and vehicles	*1	113,383			112,673			112,430
Less accumulated depreciation		91,953	21,430		93,561	19,111		92,724	19,705

(3) Land	*1		17,693			16,626			17,526
(4) Construction in progress			3,839			7,505			6,029
(5) Other	*1	38,835			38,639			38,264
Less accumulated depreciation		32,011	6,824		32,193	6,445		31,892	6,372

Total property, plant and equipment, net			106,629			104,408			105,602

2. Intangible assets:
(1) Goodwill, net			—			10,268			—
(2) Other, net			8,345			6,029			6,796

Total intangible assets, net			8,345			16,297			6,796

		(Millions of yen)
		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005
	See Note	Amount	%	Amount	%	Amount	%
3. Investments and other assets:
(1) Investment securities		109,811		118,575		105,461
(2) Long-term loans		1,607		1,006		763
(3) Prepaid pension costs		2,523		15,028		15,493
(4) Deferred tax assets		3,195		3,409		3,167
(5) Other assets		7,415		9,761		9,756
Allowance for doubtful accounts		(231)		(317)		(323)

Total investments and other assets		124,321		147,463		134,319

Total non-current assets		239,297	45.7	268,168	47.1	246,718	45.1

Total assets		523,516	100.0	568,987	100.0	546,555	100.0

LIABILITIES
I Current liabilities:
1. Trade notes and accounts payable		15,089		15,438		17,182
2. Short-term bank loans	*1	18		9		18
3. Income taxes payable		9,830		12,160		8,401
4. Allowance for sales returns and rebates		2,026		1,822		1,869
5. Accrued expenses and other current liabilities		47,294		42,105		46,867

Total current liabilities		74,259	14.2	71,536	12.6	74,339	13.6

II Non-current liabilities:
1. Long-term debt	*1	14		5		5
2. Deferred tax liabilities		579		16,644		9,791
3. Accrued retirement and severance benefits		18,621		4,819		4,754
4. Accrued directors’ retirement and severance benefits		2,040		1,375		2,200
5. Other non-current liabilities		726		2,910		5,318

Total non-current liabilities		21,981	4.2	25,754	4.5	22,070	4.0

Total liabilities		96,240	18.4	97,291	17.1	96,409	17.6

MINORITY INTERESTS
Minority Interests		2,450	0.5	333	0.1	1,582	0.3

		(Millions of yen)
	See Note	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005
		Amount	%	Amount	%	Amount	%
SHAREHOLDERS’ EQUITY

I Common stock		45,246	8.6	45,246	7.9	45,246	8.3
II Additional paid-in-capital		49,130	9.4	48,961	8.6	49,130	9.0
III Retained earnings		354,530	67.7	350,131	61.5	376,144	68.8
IV Net unrealized gain on investment securities		16,117	3.1	27,886	4.9	18,215	3.3
V Foreign currency translation adjustments		(1,368)	(0.3)	(863)	(0.1)	(1,305)	(0.2)
VI Treasury stock at cost		(38,830)	(7.4)	—	—	(38,867)	(7.1)

Total shareholders’ equity		424,825	81.1	471,362	82.8	448,563	82.1

Total liabilities, minority interests and shareholders’ equity		523,516	100.0	568,987	100.0	546,555	100.0

(2) Consolidated Statements of Income

		(Millions of yen)
		Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)			Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)			Change	Fiscal 2004 (For the year ended March 31, 2005)
	See Note	Amount		%	Amount		%	Amount	Amount		%
I Net sales			159,139	100.0		165,667	100.0	6,528		328,534	100.0

II Cost of sales			49,207	30.9		46,527	28.1	(2,680)		100,834	30.7

Gross profit			109,931	69.1		119,139	71.9	9,208		227,699	69.3

III Selling, general and administrative expenses:

1. Salaries and bonuses		18,745			19,515				38,076
2. Retirement and severance costs		1,742			1,583				3,429
3. Research and development expenses		28,336			30,031				57,416
4. Other		36,087	84,911	53.4	36,199	87,330	52.7	2,418	72,713	171,636	52.2

Operating income			25,019	15.7		31,809	19.2	6,789		56,063	17.1

IV Non-operating income:

1. Interest income		344			390				738
2. Dividend income		487			559				735
3. Foreign exchange gains		419			268				297
4. Other income		318	1,570	1.0	403	1,622	1.0	51	1,023	2,795	0.9

V Non-operating expenses:

1. Interest expense		0			0				1
2. Loss on disposal and write-down of inventories		142			132				626
3. Equity in net losses of affiliated companies		—			242				399
4. Other expenses		272	414	0.3	238	613	0.4	198	510	1,538	0.5

Ordinary income			26,175	16.4		32,818	19.8	6,643		57,320	17.5

VI Extraordinary gains:

1. Gain from the return of the substitutional portion of the employees’ pension fund to the government		—			163				11,747
2. Gain from the transfer to the defined contribution pension plan		—			—				3,769
3. Realized gain on sale of investment securities		179			—				283
4. Gain on sale of land		145			—				384
5. Gain on sale of the veterinary and livestock feed product business	*1	800	1,124	0.7	—	163	0.1	(960)	800	16,983	5.1

		(Millions of yen)
		Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)			Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)			Change	Fiscal 2004 (For the year ended March 31, 2005)
	See Note	Amount		%	Amount		%	Amount	Amount		%
VII Extraordinary losses:
1. Loss on business integration	*2	—			790				—
2. Loss on sale of investments in affiliated company		—			99				—
3. Supplemental retirement benefits		—			71				—
4. Restructuring charge	*3	7,200			—				7,316
5. Loss on settlement of an employee pension fund plan	*4	381			—				381
6. Loss on valuation of investment securities		34			—				32
7. Loss on settlement of vitamin-related anti-trust litigations	*5	—			—				111
8. Loss on impairment of property, plant and equipment	*6	—			1,339				—
9. Loss on disposal of property, plant and equipment	*7	526	8,142	5.1	448	2,749	1.7	(5,392)	1,792	9,633	2.9

Net income before income taxes and minority interests			19,158	12.0		30,232	18.2	11,074		64,670	19.7
Income tax expense—current	*8	10,087			12,095				17,357
Income tax expense—deferred	*8	(1,207)	8,879	5.5	1,019	13,115	7.9	4,235	11,486	28,843	8.8

Minority interests in net losses of subsidiaries			(484)	(0.3)		(477)	(0.3)	6		(1,348)	(0.4)

Net income			10,762	6.8		17,594	10.6	6,831		37,175	11.3

(3) Consolidated Statements of Retained Earnings

		(Millions of yen)
		Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
	See Note	Amount		Amount		Amount
ADDITIONAL PAID-IN CAPITAL

I Additional paid-in capital, beginning of period			48,961		49,130		48,961
II Increase in additional paid-in capital
1. Gain on reissuance of treasury stock		169	169	—	—	169	169

III. Additional paid-in capital, end of year
1. Loss on reissuance of treasury stock		—	—	169	169	—	—

IV. Additional paid-in capital, end of period			49,130		48,961		49,130

RETAINED EARNINGS

I Retained earnings, beginning of period			347,973		376,144		347,973
II Increase in retained earnings:
1. Net income		10,762	10,762	17,594	17,594	37,175	37,175

III Decrease in retained earnings:
1. Cash dividends		4,045		6,710		8,071
2. Bonuses to directors		160		144		160
3. Changes in scope of investments accounted for under the equity method		—		—		772
4. Retirement of treasury stocks		—		36,683		—
5. Loss on reissuance of treasury stock		—	4,205	69	43,607	—	9,004

IV Retained earnings, end of period			354,530		350,131		376,144

(4) Consolidated Statements of Cash Flows

		(Millions of yen)
		Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Change	Fiscal 2004 (For the year ended March 31, 2005)
	See Note	Amount	Amount	Amount	Amount
I Cash flows from operating activities:
Net income before income taxes and minority interests		19,158	30,232	11,074	64,670
Depreciation		7,313	6,426	(887)	15,946
Loss on impairment of property, plant and equipment		—	1,339	1,339	—
Amortization of goodwill		3	—	(3)	3
Decrease in accrued retirement and severance benefits		(1,101)	(585)	515	(14,807)
Decrease (increase) in prepaid pension costs		(2,523)	464	2,988	(15,493)
Increase (decrease) in allowance for doubtful accounts		175	(13)	(189)	(139)
Interest and dividend income		(831)	(949)	(117)	(1,474)
Interest expense		0	0	0	1
Impairment of investment securities		35	2	(33)	34
Loss on disposal of property, plant and equipment		526	448	(78)	1,792
Increase (decrease) in trade notes and accounts receivable		(194)	1,040	1,234	(6,793)
Increase (decrease) in inventories		141	5,163	5,022	(1,290)
Increase (decrease) in trade notes and accounts payable		891	(1,757)	(2,649)	3,011
Increase (decrease) in accrued expenses and other liabilities		3,725	(2,539)	(6,264)	1,457
Other, net		(197)	(7,474)	(7,276)	6,453

Subtotal		27,123	31,797	4,674	53,373

Interest and dividends received		855	1,035	179	1,501
Interest paid		0	0	0	(1)
Fines, penalties and settlements paid		—	—	—	(89)
Income taxes paid		(10,614)	(7,939)	2,675	(19,212)

Net cash provided by operating activities		17,363	24,893	7,529	35,571

		(Millions of yen)
		Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Change	Fiscal 2004 (For the year ended March 31, 2005)
	See Note	Amount	Amount	Amount	Amount
II Cash flows from investing activities:
Purchases of time deposits		(5,049)	(1,663)	3,386	(7,800)
Proceeds from sale of time deposits		6,994	1,417	(5,576)	8,267
Purchases of marketable securities		(13,045)	(7,002)	6,043	(26,601)
Proceeds from sale of marketable securities		11,110	17,913	6,803	25,210
Acquisitions of property, plant and equipment		(5,558)	(7,555)	(1,996)	(10,753)
Acquisitions of intangible assets		(2,088)	(501)	1,587	(2,546)
Purchases of investment securities		(14,611)	(18,546)	(3,935)	(24,443)
Proceeds from sale of investment securities		7,042	10,610	3,567	22,181
Acquisition of minority interests in subsidiary		—	(10,268)	(10,268)	—
Acquisition of other assets		(458)	(242)	216	(1,434)
Other, net		(2,257)	1,526	3,783	(4,065)

Net cash used in investing activities		(17,923)	(14,312)	3,610	(21,989)

III Cash flows from financing activities:
Repayment of long-term debt		(9)	(9)	—	(18)
Dividends paid		(4,045)	(6,710)	(2,664)	(8,071)
Purchases of treasury stock		(4,226)	(24)	4,202	(4,263)
Proceeds from reissuance of treasury stock upon exercise of stock options		—	1,970	1,970	—
Other, net		(13)	(11)	1	(15)

Net cash used in financing activities		(8,294)	(4,784)	3,510	(12,369)

IV Effect of exchange rate changes on cash and cash equivalents		147	84	(63)	12

V Net increase (decrease) in cash and cash equivalents		(8,706)	5,879	14,586	1,225

VI Cash and cash equivalents, beginning of period		90,346	91,571	1,225	90,346

VII Decrease in cash and cash equivalents due to changes in scope of consolidation		—	(8)	(8)	—

VIII Cash and cash equivalents, end of period	*	81,640	97,443	15,803	91,571

Summary of Significant Accounting Principles and Policies in Preparation of the Consolidated Financial Statements

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)

1. Scope of consolidation

(1) Consolidated subsidiaries: 30

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

1. Scope of consolidation

(1) Consolidated subsidiaries: 26

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Daiichi Pharmatech Co., Ltd.

1. Scope of consolidation

(1) Consolidated subsidiaries: 31

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Overseas

Daiichi Pharmaceutical Corporation

Daiichi Medical Research, Inc.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

During the interim period, two newly established subsidiaries were added to the scope of consolidation: Daiichi Pharmaceutical Corporation and Daiichi Medical Research, Inc. In addition, the corporate name of Daiichi Pharmaceutical Corporation was changed to Daiichi Pharmaceutical Holdings, Inc.

Overseas

Daiichi Pharmaceutical Corporation

Daiichi Medical Research, Inc.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

During the interim period, Kansai Daiichi Service Co., Ltd. and Daiichi Technos Co., Ltd. were merged with another consolidated subsidiary, Daiichi Pharmatech Co., Ltd., and Daiichi Suntory Biomedical Research Ltd. was merged with another consolidated subsidiary Daiichi Suntory Pharma Co., Ltd. As a result, these merged companies were excluded from the scope of consolidation.

Also during the interim period, the Company sold a portion of its shares in Tokyo Iyaku Shiki Co., Ltd. and Nishimura Shiki Co., Ltd. As a result, those companies were removed from the scope of consolidation and reclassified as affiliated companies accounted for under the equity method. However, their accounts are included in the consolidated statements of income.

Overseas

Daiichi Pharmaceutical Corporation

Daiichi Medical Research, Inc.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

During the fiscal year, three newly-established subsidiaries have been added to the scope of consolidation: Daiichi Pharmaceutical Corporation, Daiichi Medical Research, Inc., and Daiichi Pharmatech, Co., Ltd. Also, during the fiscal year, the former corporate name of Daiichi Pharmaceutical Corporation was changed to Daiichi Pharmaceutical Holdings, Inc.

(2) Non-consolidated subsidiaries: 2

Non-consolidated subsidiaries are small in size and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have, therefore, been excluded from the scope of consolidation.

(2) Non-consolidated subsidiaries: 3 Same as for the previous interim period

(2) Non-consolidated subsidiaries: 3

    During the fiscal year, the Company excluded one newly established subsidiary from the scope of consolidation, and thereby increased the number of non-consolidated subsidiaries to three. Non-consolidated subsidiaries are small in size and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method (1) –

2. Application of the Equity Method

(1) Affiliated companies accounted for under the equity method: 4

Names of principal companies:

Sanofi Pasteur Daiichi Vaccine Co., Ltd., Tokyo Iyaku Shiki Co., Ltd.,

Nishimura Shiki Co., Ltd. plus one other company.

During the interim period, the corporate name of Aventis Pasteur Daiichi Vaccine Co., Ltd. was changed to Sanofi Pasteur Daiichi Vaccine Co., Ltd.

2. Application of the Equity Method

(1) Affiliated companies accounted for under the equity method: 2

Names of principal companies:

Aventis Pasteur Daiichi Vaccine Co., Ltd., plus one other company.

Since the significance of these affiliates to the consolidated financial statements has increased, they are been included in the scope of companies accounted for under the equity method beginning this fiscal year.

(2) For the interim period, net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage), and other indicators of the Company’s two non-consolidated subsidiaries and five of its 20%-50% owned affiliated companies (Aventis Pasteur Daiichi Vaccine Co., Ltd., and six other companies) are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method, but are reported in the Company’s investment accounts under the cost method.

(2) For the interim period, net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage), and other indicators of the Company’s three non-consolidated subsidiaries and two of its 20%-50% owned affiliated companies are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method, but are reported in the Company’s investment accounts under the cost method.

(2) For the fiscal year, net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage) and other indicators of the Company’s three non-consolidated subsidiaries and three of its 20%-50% owned affiliated companies are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method, but are reported in the Company’s investment accounts under the cost method.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)
(3) –

(3) The equity method of accounting is applied on the basis of the affiliated companies’ interim period of the fiscal year. One affiliated company has a fiscal year-end date that is different from the Company’s fiscal year-end.

(3) The equity method of accounting is applied on the basis of the affiliated companies’ fiscal years. One affiliated company has a fiscal year-end date that is different from the Company’s fiscal year-end.

3. Interim Period-End of Consolidated Subsidiaries

The interim period-end of the following consolidated subsidiaries is June 30: Daiichi Pharmaceutical (China) Co., Ltd.; Daiichi Pharmaceutical (Beijing) Co., Ltd.; Daiichi Asubio Pharmaceuticals, Inc.; Daiichi Asubio Holdings, Inc.; and Daiichi Asubio Medical Research Laboratories LLC. In preparing the interim consolidated financial statements, the Company uses the financial statements of these companies as of their interim period-end. For major intervening transactions that occurred between the interim period-end of these companies and September 30, appropriate adjustments have been made in the interim consolidated financial statements

3. Interim Period-End of Consolidated Subsidiaries Same as for the previous period

3. Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the following consolidated subsidiaries is December 31: Daiichi Pharmaceutical (China) Co., Ltd.; Daiichi Pharmaceutical (Beijing) Co., Ltd.; Daiichi Asubio Pharmaceuticals, Inc. ; Daiichi Asubio Holdings, Inc. ; Daiichi Asubio Medical Research Laboratories LLC.

In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-end. For major intervening transactions that occurred between the fiscal year-end of these companies and March 31, appropriate adjustments have been made in the consolidated financial statements.

4. Summary of Significant Accounting Policies

(1) Methods of Valuation of Significant Assets

(a) Marketable and Investment Securities

Held-to-maturity securities: The Company reports held-to-maturity securities at an amortized cost using the straight-line method of amortization.

Available-for-sale securities:

Securities with quoted market value:

The fair value method based on the quoted market value at the end of interim period (Unrealized holding gains/losses are reported in a component of stockholder’s equity, with costs of securities sold being calculated using the moving average method.)

Securities with no readily available market value:

Stated at cost based mainly on the moving-average method

(b) Inventories

Inventories are mainly stated at the lower of cost or market, with cost being determined by the average cost method.

4. Summary of Significant Accounting Policies

(1) Methods of Valuation of Significant Assets

(a) Marketable and Investment Securities

Held-to-maturity securities: Same as for the previous period

Available-for-sale securities:

Securities with quoted market value: Same as for the previous period

Securities with no readily available market value:

Same as for the previous period

(b) Inventories

Same as for the previous period

4. Summary of Significant Accounting Policies

(1) Methods of Valuation of Significant Assets

(a) Marketable and Investment Securities

Held-to-maturity securities: Same as for current interim period

Available-for-sale securities:

Securities with quoted market value:

The fair value method based on the quoted market value at the end of fiscal year (Unrealized holding gains/losses are reported in a component of stockholder’s equity, with costs of securities sold being calculated using the moving average method.)

Securities with no readily available market value:

Same as for current interim period

(b) Inventories

Same as for current interim period

(2) Depreciation and Amortization of Significant depreciable Assets

(a) Property, plant and equipment:

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment based on the declining-balance method. Certain overseas consolidated subsidiaries account for depreciation of property, plant and equipment under the straight-line method. The ranges of useful lives are as follows:

Buildings and structures: 38 to 50 years

Machinery, equipment and vehicles: 4 to 7 years

(2) Depreciation and Amortization of Significant depreciable Assets

(a) Property, plant and equipment:

The Property, plant and equipment: The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment based on the declining-balance method, except for buildings (excluding fixtures) purchased on and after April 1, 1998, which are depreciated using the straight-line method.

Certain overseas consolidated subsidiaries account for depreciation of property, plant and equipment under the straight-line method. The ranges of useful lives are as follows:

Buildings and structures: 38 to 50 years

Machinery, equipment and vehicles: 4 to 7 years

(2) Depreciation and Amortization of Significant depreciable Assets

(a) Property, plant and equipment:

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment based on the declining-balance method. Certain overseas consolidated subsidiaries account for depreciation of property, plant and equipment under the straight-line method. The ranges of useful lives are as follows:

Buildings and structures: 38 to 50 years

Machinery, equipment and vehicles: 4 to 7 years

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)

Changes in Accounting Policies

Buildings (excluding fixtures) purchased on and after April 1, 1998, had been depreciated using the declining-balance method, however, beginning in the current interim period, the Company depreciates such buildings using the straight-line method.

This decision to change the method of depreciation was made for the following reasons after a review of its depreciation policies: Since the benefit from capital spending on facilities is considered not being influenced by their level of utilization, but is realized constantly in each period, the new method better reflects the underlying performance of the Company in the statements of income, based on the Company’s capital investments going forward. In connection with the agreement to integrate its operations with those of Sankyo Company, Limited on May 13, 2005, and the establishment of a joint holding company, DAIICHI SANKYO COMPANY, LIMITED on September 28, 2005, the Company has recognized a need to conform its accounting policies to those of the new corporate group.

As a result of this accounting change, depreciation expense for the interim period was decreased by ¥108 million. Accordingly, ordinary income and income before income taxes both increased by ¥108 million as compared to the amounts that would have been reported had the previous method of accounting been consistently applied.

The effect of this change on segment information is presented in the Segment Information section.

(b)Intangible assets and long-term prepaid assets: The Company accounts for amortization under the straight-line method	(b)Intangible assets and long-term prepaid assets: Same as for the previous period	(b)Intangible assets and long-term prepaid assets: Same as for the current interim period

(3) Method of Accounting for Significant Allowances

(a) Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing this allowance. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific over-due accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable.

	(3) Method of Accounting for Significant Allowances (a) Allowance for Doubtful Accounts Same as for the current interim period	(3) Method of Accounting for Significant Allowances (a) Allowance for Doubtful Accounts Same as for the current interim period

(b) Allowance for Sales Returns

To prepare for losses on potential returns of products after interim period-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

(b) Allowance for Sales Returns

To prepare for losses on potential returns of products after interim period-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

(b) Allowance for Sales Returns

To prepare for losses on potential returns of products after fiscal year-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

For the interim period, the Company’s reversal of sales return provision in the amount of ¥17 million deducted from cost of sales.	For the interim period, the Company’s reversal of sales return provision in the amount of ¥114 million was deducted from cost of sales.	For the fiscal year, the Company’s reversal of sales return provision in the amount of ¥43 million was deducted from cost of sales.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)

(c) Allowance for Sales Rebates

To prepare for future sales rebates, the Company provides for this allowance calculated by multiplying an estimated sales rebate percentage for the interim period by the amounts of accounts receivable from and inventories held by wholesalers at interim period-end.

(c) Allowance for Sales Rebates Same as for the previous period

(c) Allowance for Sales Rebates

To prepare for future sales discounts, the Company provides for this allowance calculated by multiplying an estimated sales rebate percentage for the period by the amounts of accounts receivable from and inventories held by wholesalers at the fiscal year-end.

(d) Accrued Retirement  and  Severance  Benefits

To prepare for future payments of employee retirement and severance benefits, the Company provides for an amount incurred by the interim period-end based on estimated projected benefit obligations and plan assets at the end of the current fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.

Actuarial gain and loss are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.

(d) Accrued  Retirement  and  Severance  Benefits

To prepare for future payments of employee retirement and severance benefits, the Company provides for an amount incurred by the interim period-end based on estimated projected benefit obligations and plan assets at the end of the current fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.

Actuarial gain and loss are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.

(d) Accrued Retirement  and  Severance  Benefits

To prepare for future payments of employee retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.

Actuarial gain and loss are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.

Supplementary Information	Supplementary Information	Supplementary Information

Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 26, 2004, from the obligation for pension payment liabilities related to future employee service with respect to the substitutional portion of its Employees’ Pension Fund.

        As of the end of interim period, the estimated amount of the plan assets to be transferred to the government (minimum liability) was ¥20,173 million. Had this amount (minimum liability) been transferred to the government at the interim period-end, a gain (extraordinary gain) from the return of the substitutional portion of the employees’ pension fund in the amount of ¥11,978 million would have been recognized for the interim period in accordance with the provisions of “Retirement Benefit Accounting Related Implementation Guidelines [Interim Report]” (Japanese Institute of Certified Public Accountants Accounting System Committee Report, No. 13) Article 44-2.

         Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on minimum liability.

For the interim period, as a result of this return of plan assets, the Company recognized an extraordinary gain of ¥163 million.

         Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare, on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund.

For the fiscal year, as a result, the Company recognized an extraordinary gain of ¥11,747 million from the return of the substitutional portion of the employees’ pension fund to the government.

In addition, accompanying the enactment of the Defined Contribution Pension Plans Law, the Company and certain of its domestic consolidated subsidiaries restructured a portion of their lump-sum retirement benefit plans to a defined contribution pension plan. This transaction was accounted for under the provisions of “Accounting for Transitions between Retirement Benefit Plans” (Corporate Accounting Guidelines No. 1).

This change in retirement benefit arrangement resulted in an extraordinary gain of ¥3,769 million for the fiscal year.

(e) Directors’ Retirement  and  Severance  Benefits

To prepare for payments of directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have been payable at the end of interim period, in accordance with the internal policies, had all directors resigned voluntarily.

(e) Directors’ Retirement and Severance Benefits Same as for the previous period

(e) Directors’ Retirement  and  Severance  Benefits

To prepare for payments of directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have been payable at the end of fiscal year, in accordance with the internal policies, had all directors resigned voluntarily.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)

(4) Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are translated into yen at the exchange rates prevailing at the end of fiscal year, with translation gains or losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are translated into yen at the exchange rates prevailing at the balance sheet dates. Income and expenses are translated into yen at the average exchange rates prevailing over the interim period, with resulting translation gains or losses recorded in a separate component of shareholders’ equity under foreign currency translation adjustments or in the minority interests section of the balance sheets.

(4) Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen Same as for the previous period.

(4) Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are translated into yen at the exchange rates prevailing at the end of fiscal year, with translation gains or losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are translated into yen at the exchange rates prevailing at the balance sheet dates. Income and expenses are translated into yen at the average exchange rates prevailing over the fiscal year, with resulting translation gains or losses recorded in a separate component of shareholders’ equity under foreign currency translation adjustments or in the minority interests section of the balance sheets.

(5) Accounting for  Significant  Lease Transactions

Finance lease transactions are accounted for using the same method applied to operating lease transactions, with the exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

	(5) Accounting for Significant Lease Transactions Same as for the current interim period	(5) Accounting for Significant Lease Transactions Same as for the current interim period

(6) Significant Hedge  Accounting Method

(a) Hedge Accounting Method

The Company employs the deferred hedge method of accounting. Foreign exchange forward contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities

	(6) Significant Hedge Accounting Method (a) Hedge Accounting Method Same as for the current interim period	(6) Significant Hedge Accounting Method (a) Hedge Accounting Method Same as for the current interim period

(b) Hedging Instruments and Hedged Items Hedging Instruments: Foreign exchange forward contracts and other Hedged Items: Assets denominated in foreign currencies	(b) Hedging Instruments and Hedged Items Same as for the current interim period	(b) Hedging Instruments and Hedged Items Same as for the current interim period

(c) Hedge Policy The Company hedges foreign exchange rate fluctuation risks in accordance with its internal policies.	(c) Hedge Policy Same as for the current interim period	(c) Hedge Policy Same as for the current interim period

(d) Method for Assessing Hedge       Effectiveness

Based on its internal policies, the Company evaluates the effectiveness of hedges by examining the correlations between its hedging instruments and hedged items as a result of fluctuations of foreign currency exchange rates and confirms the effectiveness of its hedge relationship.

	(d) Method for Assessing Hedge Effectiveness Same as for the current interim period	(d) Method for Assessing Hedge Effectiveness Same as for the current interim period

(7) ConsumptionTax Accounting Method The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.	(7) ConsumptionTax Accounting Method Same as for the current interim period	(7) ConsumptionTax Accounting Method Same as for the current interim period

5. Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows consists of the following: cash on hand, deposits that can be withdrawn upon demand, and highly liquid short-term investments that are readily convertible to cash with little risk of fluctuation in value, and that mature within three months from the dates of acquisition.

5. Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows Same as for the current interim period

5. Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows consists of the following: cash on hand, deposits that can be withdrawn upon demand, and highly liquid short-term investments that are readily convertible to cash with little risk of fluctuation in value, and that mature within three months from the dates of acquisition.

Changes in Significant Accounting Principles and Policies in Preparation of the Consolidated Financial Statements

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)
—

Accounting for Impairment of Property, Plant and Equipment

Effective in the current interim period, the Company adopted the new accounting standard for impairment of property, plant and equipment (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Asset” issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this adoption, net income before income taxes and minority interests was decreased by ¥1,339 million.

An accumulated impairment loss is recorded as direct reduction in the book value of respective assets in accordance with the revised regulations for interim consolidated financial statement presentation.

—

Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

As of September 30, 2004			As of September 30, 2005			As of March 31, 2005
*1.Pledged assets and secured liabilities Assets pledged as collateral and secured liabilities were as follows:			*1.Pledged assets and secured liabilities Assets pledged as collateral and secured liabilities were as follows:			*1.Pledged assets and secured liabilities Assets pledged as collateral and secured liabilities were as follows:
(Millions of yen)			(Millions of yen)			(Millions of yen)
Pledged assets:			Pledged assets:			Pledged assets:
Buildings and structures	444	(444)	Buildings and structures	409	(409)	Buildings and structures	426	(426)
Machinery, equipment and vehicles	288	(288)	Machinery, equipment and vehicles	261	(261)	Machinery, equipment and vehicles	264	(264)
Land	724	(724)	Land	724	(724)	Land	724	(724)
Other	27	(27)	Other	22	(22)	Other	26	(26)

Total	1,484	(1,484)	Total	1,419	(1,419)	Total	1,441	(1,441)
Secured liabilities:			Secured liabilities:			Secured liabilities:
Short-term bank loans	17	(17)	Short-term bank loans	8	(8)	Short-term bank loans	17	(17)
Long-term debt	8	(8)

Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings and are also included in the figures on the left.			Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings and are also included in the figures on the left.			Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings and are also included in the figures on the left.

2. Contingent Liabilities (1)The Company guarantees the following debts and other obligations owed to financial institutions.			2. Contingent Liabilities (1)The Company guarantees the following debts and other obligations owed to financial institutions.			2. Contingent Liabilities (1)The Company guarantees the following debts and other obligations owed to financial institutions.
(Millions of yen)			(Millions of yen)			(Millions of yen)
Guarantees provided on employees’ housing loans, etc		2,993	Guarantees provided on employees housing loans, etc		2,435	Guarantees provided on employees housing loans, etc		2,737

			Sanofi- Pasteur-Daiichi Vaccines Co., Ltd.		350	Aventis Pasteur-Daiichi Vaccines Co., Ltd		350

(2)Trade export notes receivable discounted		111	(2)The trade export notes receivable discounted		27	(2)The trade export notes receivable discounted		78

3. Committed Lines of Credit

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the interim period end was as follows:

3. Committed Lines of Credit

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the interim period end was as follows:

3. Commitment Lines

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at fiscal year-end was as follows:

(Millions of yen)			(Millions of yen)			(Millions of yen)
Total amount of committed credit lines		30,000	Total amount of committed credit lines		30,000	Total amount of committed credit lines		30,000
Less amount borrowed against credit lines		—	Less amount borrowed against credit lines		—	Less amount borrowed against credit lines		—

Credit lines unused		30,000	Credit lines unused		30,000	Credit lines unused		30,000

(Notes to Consolidated Statements of Income)

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)

*1 A gain on sale of the veterinary and livestock feed product business was recognized as a result of the sale of the domestic distribution rights and other intangibles related to the Company’s veterinary and livestock feed product business to a third party.	1. –	*1 A gain on sale of the veterinary and livestock feed product business was recognized as a result of sale of the domestic distribution rights and other intangibles related to its veterinary and livestock feed product business to a third-party.

*2. –	*2. A loss on business integration represents one-time business office lease termination costs, etc., to be incurred in connection with the relocation of U.S. facilities under a plan of business integration within the Daiichi Sankyo Group.	*2. –

*3. A restructuring charge was recorded for the one-time termination benefits provided to certain employees who were involuntarily transferred from the Company to a newly established wholly owned subsidiary, Daiichi Pharmatech Co., Ltd.	*3. –	*3. A restructuring charge was recorded for the one-time termination benefits provided to certain employees who were involuntarily transferred from the Company to a newly established wholly-owned subsidiary, Daiichi Pharmatech Co., Ltd.

*4. The loss on settlement of an employee pension fund represented a one-time payment made by a consolidated subsidiary to settle its participation in a multi-employer Employee Pension Fund plan.	*4. –	*4. The loss on settlement of an employee pension fund represented a one-time payment made by a consolidated subsidiary to settle its participation in a multi-employer Employee Pension Fund plan.

*5. –	*5. –	*5. The loss on settlement of vitamin-related anti-trust litigations was related to a settlement of a part of the civil anti-trust class-action damage claims in connection with the Company’s vitamin transactions.

*6. –

*6. The Daiichi Group (the Company and its consolidated subsidiaries) classifies the operating assets held and used into asset groups on the basis of operating segments in the management reporting in consideration of similarities of products or business activities, the uniformity within the Group, and future maintenance sustainability. On the other hand, idle assets that are not directly used for its business operations are grouped on a property by properly basis.

For the interim period, the Group recorded an impairment loss on the following asset groups:

*6. –

Location	Function	Asset type	Status
Shiraishi-ku, Sapporo	Former Sapporo Distribution Center site	Land	Idle

Shimotoga-gun, Tochigi	Former Tochigi Research Center facility	Structure, land, etc.	Idle

Sanbu-gun, Chiba	Chiba plant site	Land	Idle

Because the above asset groups are idle and have uncertain prospects for future utilization, their book values have been written down to a recoverable amount and such reductions in the amount of ¥1,339 million were recorded as impairment loss in extraordinary losses. The impairment loss consisted of ¥420 million associated with buildings, ¥17 million associated with other structures, ¥7 million associated with machinery and equipment, ¥4 million associated with tools, furniture and fixtures, and ¥890 million associated with land.

A recoverable amount of an asset group is estimated from its net realizable value, which is obtained based on a third-party appraisal.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
*7. The breakdown of losses on sale of property, plant and equipment was as follows:		*7. The breakdown of losses on sale of property, plant and equipment was as follows:		*7. The breakdown of losses on sale of property, plant and equipment was as follows:
(Millions of yen)		(Millions of yen)		(Millions of yen)
Buildings and structures	264	Buildings and structures	81	Buildings and structures	884
Machinery, equipment and vehicles	120	Machinery, equipment and vehicles	87	Machinery, equipment and vehicles	267
Other	141	Other	279	Other	639

*8. Income taxes for the interim period were calculated based on an assumption that a planned reversal of retained earnings reserves for special depreciation and reduction in basis of fixed assets will be authorized for the current fiscal year.		*8. Same as for the previous period		*8. –

(Notes to Consolidated Statements of Cash Flows)

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
* Reconciliation of cash and cash equivalents at interim period-end with balance sheet accounts:		* Reconciliation of cash and cash equivalents at interim period-end with balance sheet accounts:		* Reconciliation of cash and cash equivalents at fiscal year-end with balance sheet accounts:

(As of September 30, 2004)		(As of September 30, 2005)		(As of March 31, 2005)
(Millions of yen)		(Millions of yen)		(Millions of yen)
Cash and time deposits	15,189	Cash and time deposits	15,569	Cash and time deposits	16,395
Less time deposits with maturities extending over three months	(606)	Less time deposits with maturities extending over three months	(865)	Less time deposits with maturities extending over three months	(579)
Add short-term investments with maturities within three months	67,056	Add short-term investments with maturities within three months	82,739	Add short-term investments with maturities within three months	75,755

Cash and cash equivalents	81,640	Cash and cash equivalents	97,443	Cash and cash equivalents	91,571

(1) Lease transactions:

Pro-forma information on financing leases has not been presented herein because such information is disclosed via EDINET

(2) Investment Securities

As of the previous interim period-end (September 30, 2004)

1. Held-to-Maturity Securities with Determinable Fair Market Value

	(Millions of yen)
Type of securities	Carrying value	Market value	Difference
(1) National and local government bonds	—	—	—
(2) Corporate bonds	75,449	74,953	(495)
(3) Other securities	—	—	—

Total	75,449	74,953	(495)

2. Available-for-Sale Securities with Determinable Fair Market Value

	(Millions of yen)
Type of securities	Acquisition cost	Carrying value	Difference
(1) Equity securities	27,431	54,877	27,445
(2) Debt securities
(1) National and local government bonds	—	—	—
(2) Corporate bonds	1,120	1,147	27
(3) Other securities	—	—	—
(3) Other	5,811	5,472	(338)

Total	34,363	61,497	27,133

Notes:

For the interim period, no available-for-sale securities with determinable fair market value were subject to an impairment provision. Impairment losses on available-for-sale securities with determinable fair market value are classified and computed as follows:

(1)	An impairment loss is generally recognized on securities whose market value has declined 50% or more compared to the acquisition cost as of the beginning of interim period. Exceptions are allowed only when there is a justifiable reason.
(2)	For securities whose market value has declined more than 30% but less than 50% compared to the acquisition cost as of the beginning of interim period, after consideration of future prospects for recovery in market value of individual securities, an impairment loss is recognized on those securities that are considered not likely to recover in value.
(3)	An impairment loss is not generally recognized on those securities whose market value has declined less than 30% compared to the acquisition cost as of the beginning of interim period.

3. Securities with No Readily Available Market Values and Their Carrying Value in the Consolidated Balance Sheets

(Millions of yen)
Carrying value
(1) Held-to-maturity securities
Certificates of deposit	18,000
Commercial paper	40,493

(2) Available-for-sale securities
Money management funds	8,563
Non-marketable equity securities, excluding OTC traded stocks	2,482
Preferred securities	1,000

As of the current interim period-end (September 30, 2005)

1. Held-to-Maturity Securities with Determinable Fair Market Value

	(Millions of yen)
Type of securities	Carrying value	Market value	Difference
(1) National and local government bonds	2,993	2,955	(37)
(2) Corporate bonds	63,027	62,622	(405)
(3) Other securities	—	—	—

Total	66,020	65,577	(443)

2. Available-for-Sale Securities with Determinable Fair Market Value

	(Millions of yen)
Type of securities	Acquisition cost	Carrying value	Difference
(1) Equity securities	26,895	73,132	46,236
(2) Debt securities
(1) National and local government bonds	—	—	—
(2) Corporate bonds	1,120	1,178	58
(3) Other securities	—	—	—
(3) Other	2,160	2,757	596

Total	30,176	77,067	46,891

Notes:

Impairment losses on available-for-sale securities with determinable fair market value are classified and computed as follows:

(1)	An impairment loss is generally recognized on securities whose market value has declined 50% or more compared to the acquisition cost as of the beginning of interim period. Exceptions are allowed only when there is a justifiable reason.
(2)	For securities whose market value has declined more than 30% but less than 50% compared to the acquisition cost as of the beginning of interim period, after consideration of future prospects for recovery in market value of individual securities, an impairment loss is recognized on those securities that are considered not likely to recover in value.
(3)	An impairment loss is not generally recognized on those securities whose market value has declined less than 30% compared to the acquisition cost as of the beginning of interim period.

3. Securities with No Readily Available Market Values and Their Carrying Value in the Consolidated Balance Sheets

(Millions of yen)
Carrying value
(1) Held-to-maturity securities
Certificates of deposit	24,000
Commercial paper	48,775

(2) Available-for-sale securities
Medium-term government bond funds, MMF, and FFF	9,964
Preferred equity securities	1,000
Non-marketable equity securities, excluding OTC traded stocks	2,328
Preferred securities	1,000

As of the previous year-end (March 31, 2005)

1. Held-to-Maturity Securities with Determinable Fair Market Value

	(Millions of yen)
Type of securities	Carrying value	Market value	Difference
(1) National and local government bonds	—	—	—
(2) Corporate bonds	68,742	68,514	(227)
(3) Other securities	—	—	—

Total	68,742	68,514	(227)

2. Available-for-sale Securities with Determinable Fair Market Value

	(Millions of yen)
Type of securities	Acquisition cost	Carrying value	Difference
(1) Equity securities	26,892	57,451	30,559
(2) Debt securities	—	—	—
(1) National and local government bonds	—	—	—
(2) Corporate bonds	1,120	1,176	56
(3) Other securities	—	—	—
(3) Other	5,672	5,699	27

Total	33,685	64,328	30,643

Notes:

Impairment losses on available-for-sale securities with determinable fair value are classified and computed as follows:

(1)	An impairment loss is generally recognized on securities whose market value has declined 50% or more compared to the acquisition cost as of the beginning of fiscal year. Exceptions are allowed only when there is a justifiable reason.
(2)	For securities whose market value has declined more than 30% but less than 50% compared to the acquisition cost as of the beginning of fiscal year, after consideration of future prospects for recovery in market value of individual securities, an impairment loss is recognized on those securities that are considered not likely to recover in value.
(3)	An impairment loss is not generally recognized on those securities whose market value has declined less than 30% compared to the acquisition cost as of the beginning of fiscal year.

3. Securities with No Readily Available Market Values and Their Carrying Value in the Consolidated Balance Sheets

(Millions of yen)
Carrying value
(1) Held-to-maturity securities
Certificates of deposit	20,000
Commercial paper	47,492

(2) Available-for-sale securities
Medium-term government bond funds, MMF, and FFF	8,263
Preferred equity securities	1,000
Non-marketable equity securities, excluding OTC traded stocks	2,061
Preferred securities	1,000

(3) Derivative transactions

Fair value information of derivative instruments has not been presented herein because such information is disclosed via EDINET

(4) Segment Information

a. Operating Segments

	Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)
	Pharmaceuticals (Millions of yen)	Other (Millions of yen)	Total (Millions of yen)	Eliminations and corporate (Millions of yen)	Consolidated (Millions of yen)
I. Net sales and operating income Net sales
(1) Outside customers	150,761	8,377	159,139	—	159,139
(2) Inter-segment	103	1,413	1,516	(1,516)	—

Total sales	150,865	9,790	160,655	(1,516)	159,139

Operating expenses	121,949	9,977	131,927	2,191	134,119

Operating income (loss)	28,915	(186)	28,728	(3,708)	25,019

	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
	Pharmaceuticals (Millions of yen)	Other (Millions of yen)	Total (Millions of yen)	Eliminations and corporate (Millions of yen)	Consolidated (Millions of yen)
I. Net sales and operating income Net sales
(1) Outside customers	158,093	7,573	165,667	—	165,667
(2) Inter-segment	117	1,310	1,427	(1,427)	—

Total sales	158,210	8,884	167,095	(1,427)	165,667

Operating expenses	121,938	8,744	130,683	3,175	133,858

Operating income	36,271	140	36,412	(4,603)	31,809

	Fiscal 2004 (For the year ended March 31, 2005)
	Pharmaceuticals (Millions of yen)	Other (Millions of yen)	Total (Millions of yen)	Eliminations and corporate (Millions of yen)	Consolidated (Millions of yen)
I. Net sales and operating income Net sales
(1) Outside customers	311,844	16,689	328,534	—	328,534
(2) Inter-segment	73	2,783	2,857	(2,857)	—

Total sales	311,917	19,473	331,391	(2,857)	328,534

Operating expenses	247,821	19,552	267,373	5,096	272,470

Operating income (loss)	64,096	(78)	64,017	(7,953)	56,063

Notes:

1.	Method of classifying operating segments

The Company and its consolidated subsidiaries classify their operations into the pharmaceutical business, which includes prescription drug business, the principal business of the Company, and the others, which are all businesses other than the pharmaceutical business.

2. Principal Products in Each Operating Segment

Business segment		Principal products
Pharmaceuticals		Pharmaceutical products, diagnostic and radiopharmaceutical products, over-the-counter drugs, and veterinary and livestock feed products

	Fine chemicals	Bulk vitamins, chemical products, industrial chemicals and other

Other	Safety testing and research	Contract research and development

	Other	Real estate rental and other

3. Operating Expenses Not Allocatable to Operating Segments but Included in Elimination and Corporate

	Interim period of fiscal 2004	Interim period of fiscal 2005	Fiscal 2004	Principal content
Amount of operating expenses not allocatable to operating segments but included in elimination and corporate	3,698	4,643	7,919	Expenses related to the corporate headquarters

4. Changes in Accounting Method

(Interim period of fiscal 2005)

Changes in Depreciation Method

As described in the “Changes in Accounting Policies” section under “Summary of Significant Accounting Principles and Policies in Preparation of the Consolidated Financial Statements,” beginning in the current interim period, the straight-line method has been used to depreciate buildings (excluding fixtures) acquired on or after April 1, 1998. As a result of this change, as compared to the amounts that would have been reported, had the previous depreciation method been applied consistently, operating expense for the current interim period was decreased by ¥102 million for the pharmaceutical business segment and by ¥5 million for the other segment, and accordingly operating income for the two segments was increased by the same amount.

b. Geographic Segment

Interim period of fiscal 2004:	Information by geographic segment has been omitted because more than 90% of total segment sales and segment assets were attributable to Japan.

Interim period of fiscal 2005:	Same as for the previous period

Fiscal 2004:	Same as for the current interim period

c. Overseas Net Sales

	Interim period of fiscal 2004 (For the year ended March 31, 2004)
	Americas	Europe	Asia and other	Total
I Overseas net sales (millions of yen)	21,328	7,821	4,354	33,504
II Consolidated net sales (millions of yen)				159,139
III Percentage of overseas net sales (%)	13.5	4.9	2.7	21.1

	Interim period of fiscal 2005 (For the year ended March 31, 2005)
	Americas	Europe	Asia and other	Total
I Overseas net sales (millions of yen)	23,617	7,756	4,510	35,884
II Consolidated net sales (millions of yen)				165,667
III Percentage of overseas net sales (%)	14.3	4.7	2.7	21.7

	Fiscal 2004 (For the year ended March 31, 2005)
	Americas	Europe	Asia and other	Total
I Overseas net sales (millions of yen)	46,608	13,392	8,588	68,589
II Consolidated net sales (millions of yen)		328,534
III Percentage of overseas net sales (%)	14.2	4.1	2.6	20.9

Notes:

1.	Geographic areas are classified on the basis of geographic proximity.
2.	Principal countries for each geographic area include the following:

(1) Americas:	United States
(2) Europe:	Germany, France, Italy
(3) Asia and other:	China, Taiwan, Korea

3.	Overseas net sales are defined as net sales of the Company and its consolidated subsidiaries transacted in countries or regions outside of Japan.

Per Share Information

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
Net assets per share	¥1,582.68	Net assets per share	¥1,749.55	Net assets per share	¥1,670.71
Net income per share (basic)	¥40.08	Net income per share (basic)	¥65.47	Net income per share (basic)	¥137.95
Net income per share (diluted)	¥40.07	Net income per share (diluted)	¥65.44	Net income per share (diluted)	¥137.90

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

	Interim period of Fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of Fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)
Net income per share (basic):
Net income (millions of yen)	10,762	17,594	37,175
Amount not available for common shareholders (millions of yen)	—	—	137
(Including directors’ bonuses paid from net income of) (millions of yen)	(—)	(—)	(137)
Net income available for dividends on common shares (millions of yen)	10,762	17,594	37,037
Weighted-average number of common shares outstanding during the period (1,000 shares)	268,548	268,739	268,481
Net income per share (diluted):
Additional dilutive common shares (1,000 shares)	65	139	111
(Including dilutive effect of stock options of) (1,000 shares)	(65)	(139)	(111)
Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 7,650 units of options)	Two share subscription right plans (related to 1,001 thousand shares)	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 4,090 units of options)

5. Production, Orders and Sales

1. Production

(1) Production by operating segment

Production performance by operating segment for the current interim period was as follows:

	(Millions of yen)
Operating segment	Interim period of Fiscal 2005 (For the six-month period ended September 30, 2005)	Changes from the previous interim period
	Amount	Percentage of change
Pharmaceutical business	134,716	0.5%
Other	5,768	8.8%

Total	140,485	0.8%

Notes:

1.	The amounts are based on net selling prices and are before elimination of inter-segment sales.
2.	The above amounts are stated exclusive of consumption tax.

(2) Procurement by operating segment

Procurement performance by operating segment for the current interim period was as follows:

	(Millions of yen)
Operating segment	Interim period of Fiscal 2005 (For the six-month period ended September 30, 2005)	Changes from the previous interim period
	Amount	Percentage of change
Pharmaceutical business	14,713	4.1%
Other	688	(54.8)%

Total	15,402	(1.6)%

Notes:

1.	The amounts are based on purchase prices and are before elimination of inter-segment sales.
2.	The above amounts are stated exclusive of consumption tax.

(3). Orders

The Company manufactures products according to its production plans based not on advance customer orders but on forecasted product demand.

(4). Sales

Sales performance by operating segment for the current interim period was as follows:

	(Millions of yen)
Operating segment	Interim period of Fiscal 2005 (For the six-month period ended September 30, 2005)	Changes from the previous interim period
	Amount	Percentage of change
Pharmaceutical business	158,093	4.9%
Other	7,573	(9.6)%

Total	165,667	4.1%

Notes:

1.	Inter-segment sales have been eliminated.
2.	During the interim periods, net sales to major customers and their percentage of total net sales were as follows:

	(Millions of yen)
Customers	Interim Period of Fiscal 2004 (For the six-month period ended September 30, 2004)		Interim Period of Fiscal 2005 (For the six-month period ended September 30, 2005)
	Amount	Percentage of total	Amount	Percentage of total
Mediceo Holdings Co., Ltd.	17,899	11.2	21,732	13.1
Alfresa Corporation	19,883	12.5	20,925	12.6
Suzuken Co., Ltd.	16,799	10.6	18,257	11.0

3.	As a result of the business integration, the corporate name of Mediceo Paltac Co., Ltd. was changed to Mediceo Paltac Holdings Co., Ltd. as of October 1, 2005.
4.	The above amounts are stated exclusive of consumption tax.

FASF

November 7, 2005

Non-Consolidated Financial Results

For the Interim Period of Fiscal 2005

(Six-Month period Ended September 30, 2005)

Daiichi Pharmaceutical Co., Ltd.

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed Exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

Meeting of the Board of Directors: November 7, 2005

Interim dividend system: Yes

Adoption of the unit stock system: Yes (One unit equals 100 shares)

Financial Results for the Interim Period of Fiscal 2005

(1) Non-Consolidated Financial Results

	(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Interim period of fiscal 2005	132,313	4.8%	29,582	22.7%	31,356	22.5%
Interim period of fiscal 2004	126,222	(0.7)%	24,117	(0.7)%	25,605	3.1%

Fiscal 2004	259,912		54,440		56,322

	Net income		Basic net income per share
	Millions of yen	Percent change	Yen
Interim period of fiscal 2005	7,462	(32.7)%	27.77
Interim period of fiscal 2004	11,085	(25.6)%	41.28

Fiscal 2004	19,303		71.53

Notes

1.	Weighted-average number of common shares issued and outstanding during the period

Interim period of fiscal 2005:	268,739,197 shares
Interim period of fiscal 2004:	268,548,821 shares
Fiscal 2004:	268,481,535 shares

2.	Changes in method of accounting and presentation: Yes
3.	Percentages in parentheses under net sales, operating income, ordinary income, and net income indicate changes from the corresponding period of the previous fiscal year.

(2) Dividends

Interim dividends for the interim period ended September 30, 2005 will be paid by DAIICHI SANKYO COMPANY LIMITED, of which the Company is a wholly owned subsidiary.

(3) Non-Consolidated Financial Position

	(Figures less than ¥1 million, except per share amounts, have been omitted.)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Interim period of fiscal 2005	536,392	427,159	79.6	1,585.48
Interim period of fiscal 2004	501,732	408,331	81.4	1,521.24

Fiscal 2004	508,932	415,020	81.5	1,545.88

Notes

1.	Total common shares issued at the end of the period

Interim period of fiscal 2005:	269,420,093 shares
Interim period of fiscal 2004:	268,420,559 shares
Fiscal 2004:	268,404,023 shares

2.	Number of shares of treasury stock at the end of the period

Interim period of fiscal 2005:	—
Interim period of fiscal 2004:	18,032,676 shares
Fiscal 2004:	18,049,212 shares

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

		(Millions of yen)
	See Note	As of September 30, 2005			As of September 30, 2004			As of March 31, 2004
		Amount		%	Amount		%	Amount		%
ASSETS

I Current assets:
1. Cash and time deposits		7,252			4,748			6,455
2. Trade notes receivable		8,031			6,481			6,771
3. Accounts receivable		59,258			65,771			63,046
4. Marketable securities		98,111			105,960			107,514
5. Parent company stock		—			6,049			—
6. Mortgage-backed securities		20,000			18,000			20,000
7. Inventories		28,082			17,961			31,560
8. Other current assets		32,531			34,858			33,837
Allowance for doubtful accounts		(200)			—			—

Total current assets			253,068	50.4		259,830	48.4		269,185	52.9

II Non-current assets:
1. Property, plant and equipment:	*1
(1) Buildings		35,148			25,005			33,851
(2) Other		25,105			15,534			24,282

Total property, plant and equipment, net			60,254			40,539			58,133
2. Intangible assets, net			8,813			7,684			7,915
3. Investments and other assets:		106,560			116,611			104,045
(1) Investment securities		52,738			106,466			52,748
(2) Stock of affiliated companies		2,523			14,930			15,385
(3) Prepaid pension cost		17,952			22,162			20,865
(4) Other assets		(179)			(1,280)			(676)
Allowance for doubtful accounts		—			(30,553)			(18,671)

Allowance reserve for investment losses			179,596			228,337			173,698

Total investments and other assets			248,664	49.6		276,561	51.6		239,747	47.1

Total non-current assets			501,732	100.0		536,392	100.0		508,932	100.0

		(Millions of yen)
		As of September 30, 2005			As of September 30, 2004			As of March 31, 2004
	See Note	Amount		%	Amount		%	Amount		%
LIABILITIES

I Current liabilities:

1. Accounts payable		14,360			20,330			16,163
2. Income taxes payable		8,511			10,655			7,023
3. Advances received from affiliated companies	*2	21,162			31,349			22,774
4. Allowances		2,026			1,822			1,869
5. Other		35,252			27,113			32,154

Total current liabilities			81,314	16.2		91,271	17.0		79,985	15.7

II Non-current liabilities:

1. Accrued retirement and severance benefits		10,977			216			213
2. Accrued directors’ retirement and severance benefits		1,109			832			1,208
3. Other non-current liabilities		—			16,911			12,503

Total non-current liabilities			12,086	2.4		17,960	3.4		13,926	2.8

Total liabilities			93,401	18.6		109,232	20.4		93,912	18.5

		(Millions of yen)
		As of September 30, 2005			As of September 30, 2004			As of March 31, 2004
	See Note	Amount		%	Amount		%	Amount		%
SHAREHOLDERS’ EQUITY

I Common stock			45,246	9.0		45,246	8.4		45,246	8.9

II Additional paid-in-capital:

1. Capital surplus		48,961			48,961			48,961
2. Other capital surplus		169			—			169

Total additional paid-in-capital			49,130	9.8		48,961	9.1		49,130	9.6

III Retained earnings:

1. Legally appropriated retained earnings		7,599			7,599			7,599
2. Voluntary retained earnings reserve:		309,353			269,401			309,353
3. Unappropriated retained earnings		20,250			28,295			24,442

Total retained earnings			337,203	67.2		305,296	56.9		341,395	67.1

IV Net unrealized gain on investment securities			15,580	3.1		27,655	5.2		18,115	3.5

V Treasury stock at cost			(38,830)	(7.7)		—	—		(38,867)	(7.6)

Total shareholders’ equity			408,331	81.4		427,159	79.6		415,020	81.5

Total liabilities, and shareholders’ equity			501,732	100.0		536,392	100.0		508,932	100.0

(2)	Non-Consolidated Statements of Income

		(Millions of yen)
		Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)			Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)			Change	Fiscal 2004 (For the year ended March 31, 2005)
	See Note	Amount		%	Amount		%	Amount	Amount		%
I Net sales:			126,222	100.0		132,313	100.0	6,091		259,912	100.0

II Cost of sales:			40,164	31.8		38,650	29.2	(1,513)		82,004	31.6

Gross profit			86,058	68.2		93,663	70.8	7,604		177,908	68.4

III Selling, general and administrative expenses:			61,940	49.1		64,080	48.4	2,140		123,467	47.5

Operating income			24,117	19.1		29,582	22.4	5,464		54,440	20.9

IV Non-operating income:	*1		1,762	1.4		2,327	1.7	565		2,928	1.2

V Non-operating expenses:	*2		274	0.2		553	0.4	279		1,046	0.4

Ordinary income			25,605	20.3		31,356	23.7	5,750		56,322	21.7

VI Extraordinary gains:	*3		679	0.5		847	0.6	168		15,520	5.9

VII Extraordinary losses:	*4		7,619	6.0		13,387	10.1	5,768		26,978	10.4

Net income before income taxes			18,665	14.8		18,816	14.2	150		44,865	17.2
Income tax expense-current	*5	9,020			10,730				15,400
Income tax expense-deferred	*5	(1,440)	7,580	6.0	623	11,353	8.6	3,773	10,161	25,561	9.8

Net income			11,085	8.8		7,462	5.6	(3,622)		19,303	7.4
Unappropriated retained earnings, beginning of period			9,165			57,584				9,165
Loss on re-issuance of treasury stock			—			69				—
Retirement of treasury stock			—			36,683				—
Interim dividends			—			—				4,026

Unappropriated retained earnings, end of period			20,250			28,295				24,442

Summary of Significant Accounting Principles and Policies in Preparation of Financial Statements

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)
1. Methods of Valuation of Significant Assets	1. Methods of Valuation of Significant Assets	1. Methods of Valuation of Assets

(1)    Marketable and Investment Securities

Held-to-maturity securities: The Company reports held-to-maturity securities at an amortized cost using the straight-line method of amortization.

Stock of subsidiaries and affiliated companies:

The moving-average cost method

Available-for-sale securities Securities with quoted market value:

The fair value method based on the quoted market value at the end of interim period (Unrealized holding gains/losses are reported in a component of stockholder’s equity, with costs of securities sold being calculated using the moving average method.)

(1) Marketable and Investment Securities

Held-to-maturity securities: Same as for the previous period

Stock of subsidiaries and affiliated companies:

Same as for the previous period

Available-for-sale securities

Securities with quoted market value:

Same as for the previous period

Securities with no readily available market value:

Same as for the previous period

(1) Marketable and Investment Securities

Held-to-maturity debt securities:

Same as for the current interim period

Stock of subsidiaries and affiliated companies:

Same as for the current interim period

Available-for-sale securities:

With available fair market value:

With quoted market value: Stated at quoted market value at the balance sheet dates (Unrealized holding gains or losses are reported as a component of shareholders’ equity. Realized gains or losses are computed using the moving-average cost method.)

With no readily available fair market value:

Same as for the current interim period

Securities with no readily available market value: Stated at cost based mainly on the moving-average method

(2) Inventories Inventories are mainly stated at the lower of cost or market, with cost being determined by the average cost method.	(2) Inventories Same as for the current period	(2) Inventories: Same as for the current interim period

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
2. Depreciation and Amortization of Depreciable Assets: (1) Property, Plant and Equipment: Depreciation is computed using the declining-balance method. The ranges of useful lives are as follows:

2. Depreciation and Amortization of Depreciable Assets:

(1)    Property, Plant and Equipment:

Depreciation is computed using the declining-balance method, except for buildings (excluding fixtures) purchased on and after April 1, 1998, which are depreciated using the straight-line method.

2. Depreciation and Amortization of Depreciable Assets:

(1)    Property, Plant and Equipment:

Depreciation is computed using the declining-balance method.

The ranges of useful lives of principal assets are as follows:

Buildings and structures:	38 to 50 years
Machinery, equipment and vehicles:	4 to 7 years			Buildings:	38 to 50 years
				Machinery and equipment:	4 to 7 years
The ranges of useful lives of principal assets are as follows:
		Buildings:	38 to 50 years
		Machinery and equipment:	4 to 7 years

(Changes in accounting principles)

Buildings (excluding fixtures) purchased on and after April 1, 1998 had been depreciated using the declining-balance method, however, beginning in the current interim period, the Company depreciates such buildings using the straight-line method.

This decision to change the method of depreciation was made for the following reasons after a review of its depreciation policies: Since the benefit from capital spending on facilities is considered not being influenced by their level of utilization, but is realized constantly in each period, the new method better reflects the underlying performance of the Company in the statements of income, based on the Company’s capital investments going forward.

In connection with the agreement to integrate its operations with those of Sankyo Company, Limited on May 13, 2005, and the establishment of a joint holding company, DAIICHI SANKYO COMPANY, LIMITED on September 28, 2005, the Company has recognized a need to conform its accounting policies to those of the new corporate group.

As a result of this accounting change, depreciation expense for the interim period was decreased by ¥62 million. Accordingly, ordinary income and income before income taxes both increased by ¥62 million as compared to the amounts that would have been reported had the previous method of accounting been consistently applied.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
(2)	Intangible Assets:	(2)	Intangible Assets:	(2)	Intangible Assets:

	Amortization is computed using the straight-line method. Software that is expected to generate future revenues or to contribute to a future cost reduction is amortized over estimated number of years it will be used internally.		Same as for the previous period		Same as for the current interim period

3.	Methods of Determining Significant Allowances:	3.	Methods off Determining Significant Allowances:	3.	Methods off Determining Significant Allowances:

(1)	Allowance for Doubtful Accounts:	(1)	Allowance for Doubtful Accounts:	(1)	Allowance for Doubtful Accounts:
	The Company covers the risk of credit losses from potential customer defaults by providing this allowance. The allowance is estimated on the basis of historical default rates for normal accounts and individual account-by-account evaluation for specific overdue accounts.		Same as for the previous period		Same as for the current interim period

(2)	Allowance for Investment Losses:-	(2)	Allowance for Investment Losses:	(2)	Allowance for Investment Losses:
			To cover a decline in value of the investments in affiliated companies, the Company provides for an allowance based on the financial condition and future prospects for recovery of the affiliated companies.		Same as for the current interim period

(3)	Allowance for Sales Returns	(3)	Allowance for Sales Returns	(3)	Allowance for Sales Return
	To prepare for losses on potential returns of products after interim period-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.		Same as for the previous period		To prepare for losses from potential returns of products after fiscal year-end, the Company provides for an amount equal to the estimated gross profit and inventory losses on sales returns.

(4)	Allowance for Sales Rebates	(4)	Allowance for Sales Rebates	(4)	Allowance for Sales Rebates
	To prepare for future sales discounts, the Company provides for this allowance calculated by multiplying an estimated sales rebate percentage for the interim period by the amounts of accounts receivable from and inventories held by wholesalers at interim period-end.		Same as for the previous period		To prepare for future sales discounts, the Company provides for an estimated amount of discounts calculated by multiplying the sales rebate percentage for the period by the amounts of accounts receivable and the wholesaler’s inventories at the end of fiscal year.

(5)	Accrued Retirement and Severance Benefits	(5)	Accrued Retirement and Severance Benefits	(5)	Accrued Retirement and Severance Benefits
	To prepare for future payments of retirement and severance benefits, the Company provides for an amount incurred by the interim period-end based on estimated projected benefit obligations and plan assets at the end of the current fiscal year.		To prepare for future payments of retirement and severance benefits, the Company provides for an amount incurred by the interim period-end based on estimated projected benefit obligations and plan assets at the end of the current fiscal year.		To prepare for future payments of retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of fiscal year.

	Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.		Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.		Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.

	Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.		Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.		Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
Supplemental Information		Supplemental Information		Supplemental Information

Accompanying the enactment of the

Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 26, 2004, from the obligation for pension payment liabilities related to future employee service with respect to the substitutional portion of its Employees’ Pension Fund.

At the end of interim period, the estimated amount of the plan assets to be transferred to the government (minimum liability) was ¥20,173 million. Had this amount (minimum liability) been transferred to the government at interim period-end, a gain (extraordinary gain) from the return of the substitutional portion of the employees’ pension fund in the amount of ¥11,978 million would have been recognized for the interim period in accordance with the provisions of “Retirement Benefit Accounting Related Implementation Guidelines [Interim Report]” (Japanese Institute of Certified Public Accountants Accounting System Committee

Report, No. 13) Article 44-2.

Accompanying the enactment of the

Defined-Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on minimum liability.

For the interim period, as a result of this return of plan assets, the Company recognized an extraordinary gain of ¥163 million.

Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labor and Welfare, on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund.

For the fiscal year, as a result, the Company recognized an extraordinary gain of ¥11,747 million from the return of the substitutional portion of the employees’ pension fund to the government.

In addition, accompanying the enactment of the Defined Contribution Pension Plan Laws, the Company transferred a portion of its lump-sum retirement benefit plan to a defined contribution plan. This transaction was accounted for under the provisions of “Accounting for Transitions between Retirement Benefit Plans” (Corporate Accounting Guidelines No. 1).

This change in retirement benefit arrangement resulted in an extraordinary gain of ¥3,073 million for the fiscal year.

	(6) Directors’ Retirement and Severance Benefits		(6) Directors’ Retirement and Severance Benefits		(6) Directors’ Retirement and Severance Benefits

To prepare for payments of directors’ retirement and severance benefits, the Company provides for an amount equal to the total benefits that would have been payable at the end of interim period, in accordance with internal policies, had all directors resigned voluntarily.

			Same as for the previous period		To prepare for payments of directors’ retirement and severance benefits, the Company provides for an amount equal to the total benefits that would have been payable at the end of fiscal year, in accordance with internal policies, had all directors resigned voluntarily.

4.	Foreign Currency Translation: Foreign currency denominated assets and liabilities are translated into yen amounts at the exchange rates prevailing on the balance sheet dates. Translation gains and losses are recognized currently in earnings. The foreign currency denominated assets that are hedged by specific foreign currency forward contracts are converted into yen based on the relevant contract rates.	4.	Foreign Currency Translation: Same as for the previous period	4.	Foreign Currency Translation: Foreign currency denominated assets and liabilities are translated into yen amounts at the exchange rates prevailing on the balance sheet dates. Translation gains and losses are recognized currently in earnings. The foreign currency denominated assets that are hedged by specific foreign currency forward contracts are converted into yen based on the relevant contract rates.

5	Accounting for Significant Lease Transactions	5.	Accounting for Significant Lease Transactions	5.	Accounting for Important Lease Transactions
	Financing lease transactions are accounted for using the same method applied to operating lease transactions, with an exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.		Same as for the previous period		Same as for the current interim period

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
6. Hedge Accounting Method		6. Hedge Accounting Method		6. Hedge Accounting Method
(1)	Hedge Accounting Method	(1)	Hedge Accounting Method	(1)	Hedge Accounting Method
	The Company employs the deferred hedge method of accounting. Foreign exchange forward contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities.		Same as for the previous period		Same as for the current interim period

(2)	Hedging Instruments and Hedged Items	(2)	Hedging Instruments and Hedged Items	(2)	Hedging Instruments and Hedged Items
	Hedging Instruments: Foreign exchange forward contracts and other		Same as for the previous period		Same as for the current interim period
	Hedged Items:
	Assets denominated in foreign currencies.

(3)	Hedge Policy	(3)	Hedge Policy	(3)	Hedge Policy
	The Company hedges foreign exchange rate fluctuation risks in accordance with its internal policies.		Same as for the previous period		Same as for the current interim period

(4)	Method of Assessing Hedge Effectiveness	(4)	Method of Assessing Hedge Effectiveness	(4)	Method of Assessing Hedge Effectiveness
	Based on its internal policies, the Company evaluates the effectiveness of hedges by examining the correlations between its hedging instruments and hedged items as a result of fluctuations in foreign currency exchange rates and confirms the effectiveness of its hedge relationship.		Same as for the previous period		Same as for the current interim period

7. Other Significant Principles and Policies in Preparing the Financial Statements Consumption Tax Accounting Method The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.		7. Other Significant Principles and Policies in Preparing the Financial Statements Consumption Tax Accounting Method Same as for the previous period		7. Other Significant Principles and Policies in Preparing the Financial Statements Consumption Tax Accounting Method Same as for the current interim period

After offsetting prepaid consumption taxes and consumption taxes withheld, net consumption taxes payable amount is included in other current liabilities.

Changes in Significant Principles and Policies in Preparation of the Consolidated Financial Statements

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal 2004 (For the year ended March 31, 2005)
–

Accounting for Impairment of Property, Plant and Equipment

Effective in the current interim period, the Company adopted the new accounting standard for impairment of property, plant and equipment (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this adoption, net income before income taxes and minority interests was decreased by ¥842 million.

An accumulated impairment loss is recorded as direct reduction in the book value of respective assets in accordance with the revised regulations for interim financial statement presentation.

–

Notes to Financial Statements

(Notes to Balance Sheets)

As of September 30, 2004		As of September 30, 2005		As of March 31, 2005
*1. Accumulated depreciation of property, plant and equipment	¥133,639 million	*1. Accumulated depreciation of property, plant and equipment	¥81,603 million	*1. Accumulated depreciation of property, plant and equipment	¥135,437 million

*2. The amount represents the subsidiaries’ excess working capital deposited with the Company.		*2. Same as for the previous period		*2. Same as for the current interim period

3. Contingent Liabilities		3. Contingent Liabilities		3. Contingent Liabilities
(1) The Company guarantees the following debts and other obligations owed to financial institutions		(1) The Company guarantees certain debts and other obligations owed to financial institutions		(1) The Company guarantees certain debts and other obligations owed to financial institutions
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Guarantees provided for employees’ housing loans	2,777	Guarantees provided for employees’ (housing loans, etc)	2,271	Guarantees provided for employees’ (housing loans, etc)	2,540
Daiichi Asbio Medical	44	Sanofi- Pasteur-Daiichi Vaccines Co., Ltd.	350	Aventis Pasteur-Daiichi Vaccines Co., Ltd.	350
Research Laboratories LLC	(US$400,000)
(2) Trade export notes receivable discounted	111	(2) Trade export notes receivable discounted	27	(2) Trade export notes receivable discounted	78

4. Committed Lines of Credit		4. Committed Lines of Credit		4. Committed Lines of Credit

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the period-end was as follows:

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the period-end was as follows:

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at fiscal year-end was as follows:

	(Millions of yen)		(Millions of yen)		(Millions of yen)
Total amount of committed credit lines	30,000	Total amount of committed credit lines	30,000	Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—	Less amount borrowed against credit lines	—	Less amount borrowed against credit lines	—

Credit lines unused	30,000	Credit lines unused	30,000	Credit lines unused	30,000

(Notes to Statement of Income)

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
*1. Principal Non-operating Income Items		*1. Principal Non-operating Income Items		*1. Principal Non-operating Income Items

Interest income	¥129 million	Interest income	¥183 million	Interest income	¥287 million
Dividend income	¥808 million	Interest income from investment securities	¥232 million	Dividend income	¥1,230 million
Foreign exchange gains	¥354 million	Dividend income	¥892 million	Foreign exchange gains	¥357 million:
		Rental income	¥714 million
		Foreign exchange gains	¥192 million

*2. Principal Non-operating Expense Items		*2. Principal Non-operating Expense Items		*2. Principal Non-operating Expense Items

Loss on disposal and write-down of inventories	¥96 million	Loss on disposal and write-down of inventories	¥6 million	Loss on disposal and write-down of inventories	¥384 million
		Expense related to rental assets	¥389 million

*3. Principal Extraordinary Gain Items		*3. Principal Extraordinary Gain Items		*3. Principal Extraordinary Gain Items

Gain on sale of the veterinary and livestock feed products business	¥679 million	Gain on sale of shares in affiliated companies	¥683 million	Gain from the return of the substitutional portion of the employees’ pension fund to the government	¥11,747 million
		Gain from the return of the substitutional portion of the employees’ pension fund to the government	¥163 million	Gain from the transfer to the defined contribution pension plan	¥3,073 million
				Gain on sale of the veterinary and livestock feed products business	¥679 million

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
* 4. Principal Extraordinary Loss Items		* 4. Principal Extraordinary Loss Items		* 4. Principal Extraordinary Loss Items

Restructuring charge	¥7,200 million	Provision for allowance for investment losses	¥11,882 million	Provision for allowance for investment losses	¥18,671 million
		Provision for allowance for losses on loans to affiliated companies	¥553 million	Restructuring charge	¥7,042 million
		Impairment loss on property, plant and equipment	¥842 million

The restructuring charge was related to the payments of additional one-time termination benefits to the employees who were involuntarily transferred to Daiichi Pharmatech Co., Ltd., which was established through a split-off of three domestic manufacturing plants of the Company.

The Company classifies the operating assets held and used into asset groups on the basis of operating segments in the management reporting in consideration of similarities of products or business activities, the uniformity with group management, and future maintenance sustainability. On the other hand, idle assets that are not directly used for its business operations are grouped on a property by properly basis.

For the interim period, the Company recorded an impairment loss on the following asset groups:

The Restructuring charge was related to the payments of additional one-time termination benefits to the employees who were involuntarily transferred to Daiichi Pharmatech Co., Ltd., which was established through a split-off of three domestic manufacturing plants of the Company.

(Idle Assets)

Location	Function	Asset type	Status
Shiraishi-ku, Sapporo	Former Sapporo Distribution Center facility	Land	Idle
Shimotoga-gun, Tochigi	Former Tochigi Research Center facility	Structure, land, etc.	Idle

Because the above asset groups are idle and have uncertain prospects for future utilization, their book values have been written down to a recoverable amount and such reductions were recorded as impairment losses in extraordinary losses.

The impairment loss consisted of ¥420 million associated with buildings, ¥17 million associated with other structures, ¥5 million associated with machinery and equipment, ¥4 million associated with tools and instruments, and ¥394 million associated with land.

A recoverable amount of an asset group is estimated from its net realizable value, which is obtained based on a third party appraisal.

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
* 5. Income taxes for the interim period were calculated based on an assumption that a planned reversal of retained earnings reserve for reduction in basis of fixed assets will be authorized for the current fiscal year.		* 5. Same as for the previous period		* 5. –

* 6. Depreciation and amortization		* 6. Depreciation and amortization		* 6. Depreciation and amortization

Property, plant and equipment	¥3,736 million	Property, plant and equipment	¥2,062 million	Property, plant and equipment	¥7,679 million
Intangible assets	¥1,160 million	Intangible assets	¥939 million	Intangible assets	¥3,286 million

(1)	Lease transactions

Pro-forma information on financing leases has not been presented herein because such information is disclosed via EDINET

(2)	Marketable securities

There was no quoted market value for stock of subsidiaries or affiliated companies during the previous interim period, the current interim period, or the previous fiscal year.

(Per Share Information)

Interim period of fiscal 2004 (For the six-month period ended September 30, 2004)		Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)		Fiscal 2004 (For the year ended March 31, 2005)
Net assets per share	¥1,521.24	Net assets per share	¥1,585.48	Net assets per share	¥1,545.88
Net income per share (basic)	¥41.28	Net income per share (basic)	¥27.77	Net income per share (basic)	¥71.53
Net income per share (diluted)	¥41.27	Net income per share (diluted)	¥27.76	Net income per share (diluted)	¥71.50

Note: Calculations of basic and diluted net income per share are based on the following numerators and denominators:

	Interim Period of Fiscal 2004 (For the six-month period ended September 30, 2004)	Interim Period of Fiscal 2005 (For the six-month period ended September 30, 2005)	Fiscal Year 2004: (For the year ended March 31, 2005)
Net income per share (basic):
Net income (millions of yen)	11,085	7,462	19,303
Amount not available for common shareholders (millions of yen)	—	—	100
(Including directors’ bonuses paid from net income of) (millions of yen)	(—)	(—)	(100)
Net income available for dividends on common shares (millions of yen)	11,085	7,462	19,203
Weighted-average number of common shares outstanding during the year (1,000 shares)	268,548	268,739	268,481

Net income per share (diluted):
Additional dilutive common shares (1,000 shares)	65	139	111
(Including dilutive effect of stock options of) (1,000 shares)	(65)	(139)	(111)

Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect.	Two share subscription right plans (related to 1,001 thousand shares) and two share purchase option plan (related to 7,650 units of options).	Two share subscription right plans (related to 1,001 thousand shares)	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 4,090 units of options).